UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 14 August 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2013

Quarter
June
2013
Quarter
March
2013
#
Q-on-Q
variance
%
Year
ended
June
2013
#
Year
ended
June
2012
#
Variance
%
Gold produced
– kg
8 588
7 699
12
35 374
36 273
(2)
– oz
276 109
247 529
12 1 137 297 1 166 203
(2)
Cash operating costs
– R/kg
351 109
362 491
3
327 210
274 767
(19)
– US$/oz
1 156
1 264
9
1 154
1 100
(5)
Gold sold
– kg
8 146
7 506
9
34 970
36 182
(3)
– oz
261 901
241 322
9 1 124 312 1 163 277
(3)
Underground grade
– g/t
4.37
4.50
(3)
4.54
4.26
7
Gold price received
– R/kg
427 534
470 030
(9)
454 725
419 668
8
– US$/oz
1 407
1 639
(14)
1 603
1 681
(5)
Operating profit¹
– R million
639
821
(22)
4 502
5258
(14)
– US$ million
68
92
(26)
511
677
(25)
Basic (loss)/earnings
per share*
– SAc/s
(809)
(29)
>(100)
(548)
614
>(100)
– USc/s
(86)
(3)
>(100)
(62)
79
>(100)
Headline (loss)/profit*
– Rm
(804)
(202)
>(100)
204
2 432
(92)
– US$m
(85)
(23)
>(100)
23
317
(93)
Headline (loss)/earnings
per share*
– SAc/s
(186)
(47)
>(100)
47
565
(92)
– USc/s
(20)
(5)
>(100)
5
74
(93)
Exchange rate
– R/US$
9.45
8.92
6
8.82
7.77
14
#      Figures represent continuing operations unless stated otherwise
¹
Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
*     Including discontinued operations
Shareholder information
Issued ordinary share capital at 30 June 2013 435 289 890
Issued ordinary share capital at 31 March 2013 435 257 691*
Issued ordinary share capital at 30 June 2012 431 564 236
Market capitalisation
At 30 June 2013 (ZARm) 15 562
At 30 June 2013 (US$m) 1 568
At 31 March 2013 (ZARm) 25 728
At 31 March 2013 (US$m) 2 804
At 30 June 2012 (ZARm) 33 015
At 30 June 2012 (US$m) 4 037
Harmony ordinary share and ADR prices
12-month high (1 July 2012 –
30 June 2013) for ordinary shares
85.71
12-month low (1 July 2012 –
30 June 2013) for ordinary shares
33.47
12-month high (1 July 2012 –
30 June 2013) for ADRs
10.34
12-month low (1 July 2012 –
30 June 2013) for ADRs
3.30
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter (1 April –
30 June 2013 closing prices)
R33.47 – R58.25
Average daily volume for the quarter
(1 April – 30 June 2013)
2 232 419 shares
Range for quarter (1 January –
31 March 2013 closing prices)
R53.40 – R75.64
Average daily volume for the quarter
(1 January – 31 March 2013)
1 581 188 shares
Range for the year (1 July 2012 –
30 June 2013 closing prices)
R33.47 – R85.71
Average daily volume for the year
(1 July 2012 – 30 June 2013)
1 753 866 shares
Range for the year (1 July 2011 –
30 June 2012 closing prices)
R72.84 – R115.75
Average daily volume for the year
(1 July 2011 – 30 June 2012)
1 518 116 shares
New York Stock Exchange, Inc including
other US trading platforms
HMY
Range for quarter (1 April –
30 June 2013 closing prices)
US$3.30 –
US$6.38
Average daily volume for the quarter
(1 April – 30 June 2013)
3 302 649
Range for quarter (1 January –
31 March 2013 closing prices)
US$5.94 –
US$8.88
Average daily volume for the quarter
(1 January – 31 March 2013)
2 423 016
Range for the year (1 July 2012 –
30 June 2013 closing prices)
US$3.30 –
US$10.34
Average daily volume for the year
(1 July 2012 – 30 June 2013)
2 484 062
Range for the year (1 July 2011 –
30 June 2012 closing prices)
US$8.70 –
US$14.87
Average daily volume for the year
(1 July 2011 – 30 June 2012)
2 321 783
Investors’ calendar
2013
Q1 FY14 results presentation 8 November 2013
#
Annual General Meeting 5 December 2013
#
Q2 and 6 months ended FY14 results
presentation
3 February 2014
#
Q3 FY14 results presentation 9 May 2014
#
Q4 and year ended FY14 results presentation 14 August 2014
#
# These dates may change in future
* The increase in the issued shares is mainly due to the shares issued to the Tlhakanelo Employee Share Trust
KEY FEATURES
Quarter on quarter
Gold production increased by 12% to 8 588kg (276 109oz)
• increase in tonnes milled of 9%
• increase in total recovered grade of 2%
Cash operating costs decreased by 3% to R351 109/kg (US$1 156/oz)
Operating profit¹ lower at R639 million (US$68 million)
Headline loss per share of 186 SA cents (US$20 cents)
• reversal of the Hidden Valley deferred tax asset of R547 million (US$55 million)³
•retrenchment costs
Year on Year
7% increase in underground grade
Lowest recorded annual LTIFR²
Evander sale transaction completed
Watershed agreement signed with Kusasalethu labour
Gold production decreased by 2% to 35 374kg (1 137 297oz)
Cash operating costs increased to R327 210/kg (US$1 154/oz)
Operating profit¹ lower at R4.5 billion (US$511 million)
Headline profit per share* of 47 SA cents (5 US cents)
• reversal of the Hidden Valley deferred tax asset of R547 million (US$55 million)³
• losses related to temporary closure at Kusasalethu
retrenchment
costs
No final dividend declared (interim dividend of 50 SA cents paid)
*
Includes discontinued operation
1. Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
2. LTIFR = Lost Time Injury Frequency Rate
3. Translated at a spot rate of US$/R9.98 at 30 June 2013
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
Q4 FY13
RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2013

2
2

2
Forward-looking statements
This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995
with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange
Act of 1934, as amended, and Section 27A of the U.S. Securities Act of
1933, as amended. Forward-looking statements are statements that are not historical facts.
These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”,
“intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of
Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.
Important factors that could cause actual results to differ materially from  estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies;
and socio-economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report,
Notice of Annual General Meeting, its
Sustainable Development Report and its Annual
Report filed on a Form 20F with the United
States’ Securities and Exchange Commission
for the year ended 30 June 2013 will be
available on our website towards the end of
October 2013.
www.harmony.co.za
3
Chief executive officer’s review
5
Financial overview
6      Operational overview
6
Group operational results for the quarter and year
ended 30 June 2013
6      Continuing operation
6      Kusasalethu
6      Doornkop
6      Phakisa
7      Tshepong
7      Masimong
7      Hidden Valley
7      Target 1
7      Bambanani
8      Joel
8      Unisel
8      Target 3
8      Steyn 2
8
Total South African surface operations
8       Kalgold
9       Phoenix (tailings)
9       Surface dumps
9
Mineral resources and mineral reserves
10
Mineral resources statement
11
Mineral reserves statement
13
Exploration highlights
16
Operating results (Rand/Metric) (US$/Imperial)
18
Operating results – Year on Year (Rand/Metric) (US$/Imperial)
20
Condensed consolidated income statements (Rand)
21
Condensed consolidated statements of comprehensive income (Rand)
22
Condensed consolidated balance sheets (Rand)
23
Condensed consolidated statements of changes in equity (Rand)
24
Condensed consolidated cash flow statements (Rand)
25
Notes to the condensed consolidated financial statements
30
Segment report (Rand/Metric)
32
Operating results (US$/Imperial)
34
Operating results – Year on Year (US$/Imperial)
36
Condensed consolidated income statements (US$)
37
Condensed consolidated statements of comprehensive income (US$)
38
Condensed consolidated balance sheets (US$)
39
Condensed consolidated statements of changes in equity (US$)
40
Condensed consolidated cash flow statements (US$)
41
Segment report (US$/Imperial)
42
Development results – Metric and Imperial
43
Notes
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Resources and Reserves South Africa: Jaco Boshoff, Pr. Sci. Nat., who has
18 years’ relevant experience and is registered with the South African
Council for Natural Scientific Professions (SACNASP).
Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc,
who has 25 years relevant experience and is a member of the Australian
Institute of Mining and Metallurgy (AusIMM).
Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining
Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
Mineral Resource and Reserve information as at 30 June 2013 is included in this report.

Chief executive officer’s review
Harmony is a globally competitive gold mining company, focused on growing profits. In the current gold price environment it is no longer growth at all costs. Investors are seeking returns and do not favour large capital projects. This is the new reality that we are dealing with.
During the past quarter we have concluded our strategic plans for financial year 2014. Key considerations were:
•  free cash flow
•  applying conservative financial modelling
•  risk mitigation
•  retaining our balance sheet strength
–  reducing all costs (including head office costs)
–  reducing capital expenditure
•  continue to increase our grade
•  plans that will enable us to withstand the volatility of the gold price
Our strategic plans were approved assuming a gold price of R400 000/kg.
We believe that our plans are realistic and we have taken into account possible risks to execute our strategy. Our safety and health initiatives, improved productivity, the correct allocation of capital, a quality reserve base, improved grade, reduced costs, experienced teams and proper business planning will secure a sustainable business.
1. SAFETY
The year on year fatality injury frequency rate improved by 33% from
0.15 (rate per million man hours) in FY12 to 0.10 (rate per million man hours) in financial year 2013 (FY13) – the lowest ever recorded in the history of Harmony. Although Harmony achieved a significant year on year improvement, a lot more needs to be done to eliminate fatalities.
A total of 10 people lost their lives due to mine accidents in Harmony during FY13, compared to 15 people in FY12. A major reduction in the number of fall of ground related fatalities was achieved with only one fall of ground related fatality recorded in FY13.
The lost time injury rate improved by 21% year on year from 6.67 (rate per million man hours) to 5.28 (rate per million man hours) – this is the lowest annual rate in the history of Harmony.
It is with regret that I have to report that two people were fatally injured in two separate accidents during the June 2013 quarter. They were
Potso Peter Kotjomela, a scraper winch operator at Phakisa and
Lebohang Michael Chake, a development team leader at Kusasalethu.
The board, management and I wish to express our sincere condolences to the friends and families of these colleagues.
2. HEALTH
Over the past three years we have built a centralised health function to focus on the roll out of our pro-active health strategy, as well as standardising health protocols across the South African operations.
We have invested a substantial amount of resources, i.e. finance, information technology and skills in improving our record keeping systems and processes in an attempt to monitor employee health individually and collectively to improve the overall health and wellness of our employees.
40% of our workforce is on chronic medication and are continuously monitored. Although HIV/Aids remains our biggest health risk, the actuarial prevalence rate for Harmony has reduced from 27% to 24%
over the past five years. Between 10% to 20% of the employees of the individual mines are now on antiretroviral therapy (ART). During the past financial year all Harmony’s employees and contractors were offered voluntary counselling and testing for HIV/Aids, with 40%
volunteering to be tested.
Although there has been an improvement in sick absenteeism over the past financial year from 5.13% to 4.55%, we believe that there is still massive room for improvement in this area and it will be a key focus for the health team for the next year.
3. OPERATIONAL AND FINANCIAL RESULTS
Year on year
Gold production for the year ending June 2013 was 35 374kgs,
2% lower than the same period last year, mainly due to the labour disruptions at Kusasalethu during the December 2012, March 2013 and June 2013 quarters.
In line with Harmony’s strategic initiative to improve the quality of ounces mined, year on year underground grade increased by 7%.
Recovered grade was the main driver towards the increase in gold production across the various operations and improvements were recorded at most operations.
The following operations improved their gold production when compared to financial year 2012 (FY12):
• Joel – gold production was 565kg (21%) higher, mainly as a result of an 11% improvement in the recovered grade to 5.28g/t (4.78g/t in
  FY12), whilst tonnes milled increased by 10% year on year;
• Bambanani – gold production was 556kg (54%) higher due to a
  49% increase in the recovered grade from 6.57g/t in FY12 to
  9.79g/t for the year under review. Tonnes milled increased by 3%
  year on year;
• Doornkop – gold production was higher at 556kg (18%), recovered grade increased by 9% from 3.31g/t to 3.60g/t in FY13. Tonnes milled increased by 9%;
•T arget 3 – gold production increased by 503kg (45%) – recovered grade increased by 42% to 5.03g/t from 3.55g/t in FY12;
• Masimong – gold production increased by 396kg (12%), as  a result of a 21% increase in the recovered grade to 4.17g/t
  (3.45g/t in FY12);
• Target 1 – gold production was 337kg (9%) higher; recovered grade increased by 20% from 4.61g/t in FY12 to 5.53g/t in financial year
  2013 (FY13);
• Kalgold – gold production was 291kg (28%) higher; recovered grade increased by 22% to 0.95g/t compared to 0.78g/t in FY12.
  Tonnes milled increased 4% year on year;
• Unisel – gold production increased by 220kg (14%); tonnes milled increased by 13% in FY13;
• Steyn 2 – gold production increased by 147kg (45%), with the operation being in production for the whole year. Tonnes milled increased by 24% whilst recovered grade increased by 31% to
  10.15g/t (7.74g/t in FY12).
The following operations require more attention in the next year, as their production performance was less than acceptable:
• Kusasalethu produced a total of 2  740 kilograms of gold,
  2  893  kilograms (–51%) less than in financial year 2012 due to labour unrest;
• Tshepong produced 1 133kg gold less (–21%) than the previous financial year. The decrease in gold production is mainly as a result of a 16% decrease in tonnes milled for financial year 2013.
  A decrease in the recovery grade to 3.99g/t, 7% lower than the
  4.29g/t recorded in FY12, also contributed towards the decrease in production;
•Dumps – 230kg less gold produced (–15%); a 26% decrease in
  the recovery grade was the main contributor towards the decrease in gold produced. Tonnes milled increased by 11%. The decrease in grade is due to the depletion of all the higher grade waste dumps;

Results for the fourth quarter
and year ended 30 June 2013
•  Hidden Valley produced 118kg (–4%) less gold year on year. The recovery grade decreased by 8% to 1.43g/t from 1.56g/t in FY12, whilst tonnes milled increased by 4%;
• Phakisa produced 107kg (–4%) less gold than in the previous financial year, due to the ventilation shaft failure in the March and
  June 2013 quarters resulting in tonnes milled being 2% lower than in FY13, with the recovered grade 3% lower at 4.75g/t
  (4.88g/t in FY12).
A total net loss of R2.4 billion was recorded, compared to a net profit of R2.6 billion for the 2012 financial year, mainly due to the impairment of the Hidden Valley asset and labour disruptions at Kusasalethu and its subsequent temporary closure.
The total basic loss per share is 548 SA cents for the year ended
30  June  2013, compared to earnings of 614 SA cents per share in the previous year.  Total headline earnings per share decreased from
565 SA cents to 47 SA cents per share.
Quarter on quarter
We continue to manage that which is in our control – production and costs. Gold production for the June 2013 quarter increased by 12%
to 8 588kg compared to the previous quarter. This was mainly due to the build-up in production at Kusasalethu, after the labour unrest at the mine during the second to fourth quarters of the financial year.
Operating profit for the June 2013 quarter was 22% lower, due to a
9% decrease in the gold price received, as well as an 8% increase in cash operating cost. Cash operating costs in the June 2013 quarter increased by R225 million when compared to the March 2013 quarter, due to the build-up in production at Kusasalethu, annual electricity increases, as well as winter electricity tariffs.
We are making good progress with our cost cutting project, Project 400.
We have reduced our capital expenditure, as well as our services, exploration, procurement and corporate costs.
The rand per kilogram unit cost for the June 2013 quarter decreased by
3% to R351 109/kg in the past quarter, mainly due to the 12% increase in gold produced for the June 2013 quarter.
Total capital expenditure for the June 2013 quarter was R804 million –
R127 million higher than the previous quarter – mainly as a result of a
R93 million increase in capital expenditure at Kusasalethu.
On 19 July 2013 Harmony announced that the carrying value of its 50%
holding in Hidden Valley would be written down to its net recoverable value. The reason for the impairment is the reduction in the US dollar gold and silver prices and Hidden Valley’s poor production performance.
An amount of US$268 million (approximately R2.7 billion) has been written down. In addition, an amount of R58 million in respect of
Harmony’s South African assets has been impaired. The impairments have reduced the reported net profit, but do not have an impact on reported cash balances and free cash flow.
The net loss for the June 2013 quarter was R3 499 million, compared to a R124 million net loss recorded for the March 2013 quarter, mainly due to the impairment of assets of R2 675 million and the derecognition of the deferred tax asset of R547 million for the Hidden Valley operation.
The total basic loss per share for the June 2013 quarter increased from
29 SA cents to 809 SA cents per share. The total headline loss per share increased from 47 SA cents to 186 SA cents.
Hidden Valley
The various efficiency improvement and cost reduction projects continue at Hidden Valley showing significant improvements in the mining grade control, road maintenance (cost and productivity), truck loading efficiency and smaller mobile fleet requirements.
The restructuring of the joint venture’s management to meet both the financial and strategic objectives of the business progressed well during the past quarter.
4. GOLD MARKET
We are in gold mining for the long haul and believe that R400 000/kg is a sustainable gold price to assume in the current gold price climate.
With the Rand/dollar exchange rate being weaker, it has been a huge advantage to be predominately a South African producer.
The rand gold price received during the quarter decreased by 9% to
R427 534/kg, from R470 030/kg in the previous quarter. This was mainly due to a 14% decrease in the US dollar gold price from US$1 639/oz in the March 2013 quarter to US$1 407/oz during the past quarter. This decrease was however partially offset by a 6% weakening in the rand against the dollar from US$/R8.92 in the previous quarter to US$/R9.45 in the June 2013 quarter.
Year on year, the R/kg gold price received increased by 8% while the US$/oz price decreased by 5%, due to the R/US$exchange rate weakening by 14%.
5. RESERVES AND RESOURCES
As at 30 June 2013, Harmony’s Mineral Reserves amounted to
51.5 million ounces (Moz) of gold, a 2.8% decrease from the 52.9Moz declared on 30 June 2012. The 2.8% decrease collectively represents mined Reserves during the year, a change in surface sources Reserves, together with some scope changes. The geographical representation of
Reserves has not changed from the previous year.
Harmony’s attributable gold equivalent Mineral Resources are declared as 147.7Moz as at 30 June 2013, a 1.7% decrease year-on-year from the 150.2Moz declared on 30 June 2012. The 1.7% decrease is due to mining and geology changes.
Our large Resource and Reserve base supports our belief that we have a solid base of assets containing quality ounces.
6. WAFI-GOLPU PROJECT
Regardless of the quality of the ore body, developing Golpu in line with the 2012 pre-feasibility study in the current gold and copper price climate does not deliver an adequate return on investment and therefore requires to be repositioned. We had various concerns regarding the substantial capital that will be injected into the project and are considering ways in which to develop a project with lower capital requirements and which will be a modular, expandable mine.
Harmony’s contribution to drilling and project expenditure for the next two financial years will be funded from our cash flow, after which external funding options will be considered. During this phase we will ensure that Golpu’s development strategy is aligned with the strategy of
Harmony, which is to grow investor returns.
A low risk, modular, expandable development approach involves less risk and is expected to result in an improved project value. The decision to apply a modular expandable solution is a different approach to that proposed in the 2012 pre-feasibility study.
7. EMPLOYEE RELATIONS
The labour relations climate remained volatile in the industry prior to the start of the 2013 round of wage negotiations in the gold sector.
Harmony experienced two work stoppages during the quarter led by the National Union of Mine Workers (NUM) at Doornkop and Tshepong.
The issues raised during these industrial actions were mainly operational and have since been resolved, or are in the process of being addressed through the existing mine-based structures.

Financial overview
QUARTER ON QUARTER
Net loss
The net loss for the June 2013 quarter was R3 499 million compared to a R124 million net loss for the March 2013 quarter, mainly due to impairment of assets of R2 675 million and the reversal of a deferred tax asset of R547 million for the Hidden Valley operation.
Impairment of assets
Following the sharp decrease in the gold price, an impairment of assets of R2 733 million was recorded during the June 2013 quarter, consisting of an impairment of R2 675 million for the Hidden Valley operation and
R58 million for the SA operations. The impairment results from a lower than expected life-of-mine profit, due to the reduction in the US dollar gold and silver prices assumptions and Hidden Valley’s poor production performance.
Other items in Cost of Sales
Other items in Cost of Sales for the June 2013 quarter includes a change in estimate of the value of static gold in lock-up and other stockpiles of R29 million and restructuring costs of R39 million, following the introduction of voluntary retrenchment packages in South Africa and the restructuring at the Hidden Valley operation. Offsetting this is a net credit of R40 million for rehabilitation following the reduction of the rehabilitation liability, primarily as a result of the rehabilitation projects in the Free State area.
Other expenses
Included in other expenses in the June 2013 quarter is a loss of
R161  million for the foreign exchange movement (March 2013:
R150 million) on the US$ denominated syndicated facility, resulting from the Rand weakening from US$/R9.22 at 31 March 2013 to US$/R9.98 at
30 June 2013. Also included is an amount of R23 million for the once-off share-based payment expense related to the Phoenix transaction.
Deferred tax
A deferred tax expense of R547 million was recorded following the derecognition of the Hidden Valley deferred tax asset during the  June  2013 quarter, as it is no longer deemed recoverable in the current gold price environment.
Loss per share
Total basic loss per share increased in the June 2013 quarter from 29 SA cents to 809 SA cents per share. Total headline loss per share increased from 47 SA cents to 186 SA cents per share.
YEAR ON YEAR
Exploration expenditure
Exploration expenditure for the year ended 30 June 2013 increased to
R673 million compared to R500 million for the previous year, mainly due to R652 million spent on the PNG projects. Expenditure on resource definition drilling amounted to R233 million, exploration amounted to
R251 million, while the feasibility studies accounted for R168 million of the total for the year. These expenses are expected to decrease in future as a result of the optimisation process reductions agreed to by both the joint venture partners.
Profit from discontinued operations
Profit from discontinued operations for the year ended 30 June 2013 includes the group profit of R102 million recorded on the sale of Evander in the March 2013 quarter, following the fulfilment of all conditions
A recognition agreement was signed by management and the
Association of Mineworkers and Construction Union (AMCU) for
Masimong during the week of the 15 July 2013. AMCU now represents a third of Masimong’s total workforce and at Kusasalethu, AMCU represents 74% of the employees.
The gold sector wage negotiations started on 11 July 2013 at the
Chamber of Mines. We believe that good sense will prevail and that strikes will be averted. The labour disruptions at Kusasalethu alone cost Harmony approximately R1.2 billion. It is not in the interest of the company, the employees or the industry to further be subjected to such losses.
There are a number of initiatives being implemented to contain the labour situation, both at company and industry level. Some of these include the following:
•  Workshops with all the unions in the company;
•  Engagement with the unions on signing of the code of conduct by individual employees similar to the one signed at Kusasalethu;
•  General managers’ mass meetings;
•  Communication campaigns with employees and unions across all our South African operations;
•  Re-introduction of the mine productivity bonus;
•  Continued engagement with the other gold mining companies.
8. DISPOSAL OF A 30% INTEREST IN THE PHOENIX OPERATION
On 20 March 2013 Harmony signed transaction and funding
agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix tailings operation (Phoenix)
to BB-BEE shareholders. The BB-BEE shareholders include Sikhuliso
Resources (Proprietary) Limited, Kopano Resources (Proprietary) Limited,
Mazincazelane Investments (Proprietary) Limited and the Malibongwe
Women Development Trust, as well as a community trust that has been created by Harmony.
9. DIVIDEND
In view of the fact that Harmony did not record a profit for the last six months, the board has decided not to declare a final dividend. An interim dividend of 50 SA cents was paid during FY13.
CONCLUSION
Harmony’s strategy has been consistent in that we seek to optimise operational delivery, grow our cash flow and share our profits with all our stakeholders. There are times when pursuing one’s strategy, tough decisions are required – such as the temporary closure of Kusasalethu.
We will continue to do what is right for our shareholders and stakeholders to sustain the future of the company.
Graham Briggs
Chief executive officer

Results for the fourth quarter
and year ended 30 June 2013
precedent. The remaining R212 million represents profits for Evander for the eight months ended February 2013. Included in the amount for the year ended 30 June 2012 is the profit on sale of Evander 6 and
Twistdraai to Taung Gold Limited of R230 million (before tax).
Loss per share
Total basic loss per share amounted to 548 SA cents in the year ended
30 June 2013, compared to earnings of 614 SA cents per share in the previous year. Total headline earnings per share decreased from 565 SA cents to 47 SA cents per share.
Borrowings
Total borrowings increased by R722 million to R2 538 million in the year ended 30 June 2013. This is due to a total drawdown of US$80 million
(R678 million) and a foreign exchange translation loss of R351 million recorded on the US$ syndicated facility in the year ended 30 June 2013.
This was partially offset by the total repayment of R305 million made during the year ended 30 June 2013 on the rand facilities.
Operational overview
GROUP OPERATIONAL RESULTS FOR THE QUARTER ENDED
30 JUNE 2013
Continuing operations
Indicator
Units
June
2013
March
2013
%
variance
Underground tonnes 000 1 592 1 381 15
Surface tonnes 000 3 174 3 005 6
Total tonnes
000
4 766
4 386
9
Underground grade g/t 4.37 4.50 (3)
Surface grade g/t 0.51 0.49 4
Total grade
g/t
1.80
1.76
2
Gold produced
Kg
8 588
7 699
12
Cash operating costs
R/kg
351 109
362 491
3
Operating profit
R’000
639 220
821 283
(22)
Gold production improved by 12% quarter-on-quarter to 8  588kg largely due to a 9% increase in tonnes milled and a 2% increase in total recovered grade to 1.80g/t.
Underground grade decreased by 3% quarter on quarter to 4.37g/t due to the lock-up of gold at Kusasalethu and the marginally lower plant call factor in Harmony One plant which treats the majority of the tonnes in the Free State region. Increased focus remains on the top
20 high grade panels at each operation, the quality of the sweepings, stoping width and off reef mining discipline to ensure an increase in grades and output.
Cash operating costs improved by 3% to R351 109/kg from the previous quarter. Total cash operating costs at all the shafts increased during the quarter, due to higher electricity tariffs – which includes one month of winter tariffs and an increased rate since April’s official increase – an increase in bonuses due to higher production outputs and an increase in plant costs due to higher volumes milled.
Kusasalethu
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 212 33 >100
Grade g/t 3.25 1.48 >100
Gold produced kg 688 49 >100
Cash operating costs R/kg 577 337 6 564 347 91
Operating loss R’000 (121 535) (285 680) 57
The phased re-opening process of employees returning to Kusasalethu, post its temporary closure, was concluded on 26 April 2013. Every employee signed the code of conduct, received training on the guarantees and undertakings agreed to in the agreement, and
underwent health and safety inductions. Daily operations are peaceful and productive.
During the June 2013 quarter, Kusasalethu produced 688kg of gold at a  recovered grade of 3.25g/t. Cash operating cost improved to
R577 337/kg, due to increased gold production. Normalised cost levels in R/kg are however only expected in the coming quarter.
The operating loss decreased quarter on quarter to R122 million, due to increased gold production.
Doornkop
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 242 249 (3)
Grade g/t 3.55 3.60 (1)
Gold produced kg 859 897 (4)
Cash operating costs R/kg 332 516 295 429 (13)
Operating profit R’000 79 158 150 231 (47)
Doornkop’s recovered grade remained stable at 3.55g/t while tonnes milled decreased by 3% quarter on quarter to 242 000t. The decrease in tonnes was due to illegal labour disruptions during the quarter, lasting about four days, resulting in a 4% decrease in gold production to 859kg. The appropriate action was taken regarding the labour unrest and no further disruptions were reported during the quarter.
Lower gold production and an increase in electricity, plant and stores costs during the quarter, resulted in a 13% increase in operating costs to R332 516/kg, impacting on the operating profit quarter on quarter.
Phakisa
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 133 109 22
Grade g/t 4.38 4.44 (1)
Gold produced kg 583 484 20
Cash operating costs R/kg 444 168 505 324 12
Operating profit R’000 (8 941) (18 147) 51
Phakisa had an improved production quarter despite the underground fire which resulted in a mine stoppage of ten days, followed by a gradual start-up.
Tonnes milled increased by 22% quarter on quarter to 133 000t while recovered grade remained stable at 4.38g/t. Gold produced increased by
20% to 583kg. Cash operating costs improved by 12% to R444 168/kg, due to the increase in gold production. The remedial work at Freddies
No. 3 ventilation shaft is on track and is expected to be completed by the end of calendar year 2013.

Tshepong
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 211 262 (19)
Grade g/t 3.86 3.93 (2)
Gold produced kg 815 1 029 (21)
Cash operating costs R/kg 418 310 340 586 (23)
Operating profit R’000 2 069 131 961 (98)
During the June 2013 quarter, gold production was 21% lower quarter on quarter at 815kg, due to several labour disruptions, as well as the fire at Phakisa mine, (a linked underground section was halted for ten days due to the impact of the Phakisa fire in this section). These issues have been resolved and Tshepong should perform better in the next quarter.
Cash operating costs for the quarter increased in line with the decrease in gold production to R418 310/kg resulting in a lower operating profit of R2 million for the quarter.
Masimong
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 210 181 16
Grade g/t 4.00 4.41 (9)
Gold produced kg 839 799 5
Cash operating costs R/kg 289 795 287 596 (1)
Operating profit R’000 114 723 144 950 (21)
Gold production increased by 5% to 839kg quarter on quarter, due to a 16% increase in tonnes milled to 210 000t. The recovered grade decreased by 9% to 4.00g/t and the management team has undertaken to focus more on clean mining during the next quarter.
Cash operating costs increased slightly to R289 795/kg due to the increase in electricity tariffs.
Masimong recorded an operating profit of R115  million during the quarter, compared to R145 million during the March 2013 quarter.
Hidden Valley (held in Morobe Mining Joint Ventures – 50% of attributable production reflected)
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 457 440 4
Grade g/t 1.58 1.34 18
Gold produced kg 722 591 22
Cash operating costs R/kg 487 898 515 012 5
Operating loss R’000 (52 066) (20 924) >(100)
Gold production increased by 22% from 591kg in the previous quarter to 722kg, while silver production decreased with 7% from 205 651oz to 191 429oz. Gold production increased due to improved grades delivered to the mill and improved recoveries in the treatment plant, which yielded an 18% increase in recovered grade at 1.58g/t for the quarter. The increase in tonnes milled of 4% quarter-on-quarter to 457  000t, is due to improved mobile fleet availability and an improvement in management of the fleet in the pit.
The main reason for the decrease in silver production is that the over land conveyor was not operating for most of the quarter and more ore was processed out of the Hamata pit which is closer to the plant, but has a low silver content.
Cash operating costs improved quarter on quarter by 5% to R487 898/kg, due to higher gold production.
The operating loss for the quarter of R52 million was as a result of the lower gold price received and the increase in total cash operating costs.
The crusher upgrade was wet commissioned on the 20 June 2013.
Good progress was made with the performance testing of the system.
This will decrease the expected ore movement cost per ton for the coming quarter.
The restructuring of the joint venture management structure to meet both the financial and strategic objectives of the business progressed well during the past quarter. The following major cost saving initiatives will continue to reduce the cash cost per ounce during the September
2013 quarter:
continuation of organisational restructuring started in the June 2013 quarter;
eliminating the need for truck haulage to the treatment plant with the commissioning of the upgraded crusher and OLC system;
re-negotiation of all major contracts.
Target 1
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 179 182 (2)
Grade g/t 5.01 5.02 (0.2)
Gold produced kg 897 913 (2)
Cash operating costs R/kg 281 223 248 585 (13)
Operating profit R’000 147 189 195 795 (25)
Gold production at Target 1 is slightly down at 897kg, mainly due to lower tonnes milled of 179 000t compared to 182  000t during the previous quarter. Grade remained flat at 5.01g/t. Cash operating costs increased by 13% quarter on quarter to R281  223/kg, due to higher electricity costs and maintenance costs on the equipment and the fridge plants.
Despite the higher costs and the lower gold price received, Target 1 recorded an operating profit of R147 million during the quarter.
Bambanani
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 55 34 62
Grade g/t 11.16 8.76 27
Gold produced kg 614 298 >100
Cash operating costs R/kg 201 467 388 477 48
Operating profit R’000 143 445 23 983 >100
Gold production more than doubled from 298kg in the previous quarter to 614kg in the June 2013 quarter. The increase in production comes from both a 27% increase in grade to 11.16g/t and a 62% increase in tonnes milled to 55 000t.
Bambanani is Harmony’s lowest cash operating cost producer for the
June 2013 quarter, with a 48% decrease in cash operating costs to
R201  467/kg, mainly due to higher gold production. As a result, operating profit was substantially higher at R143 million.

Results for the fourth quarter
and year ended 30 June 2013
Joel
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 151 139 9
Grade g/t 4.63 5.60 (17)
Gold produced kg 699 779 (10)
Cash operating costs R/kg 243 308 207 107 (17)
Operating profit R’000 133 094 186 638 (29)
Although tonnes milled increased by 9% quarter-on-quarter to
151  000t, grade declined by 17% to 4.63g/t, resulting in a 10%
decrease in gold production to 699kg.
Joel is the second lowest cost producer in the company at R243 308/kg.
Despite lower gold production, Joel recorded an operating profit of
R133 million.
Unisel
Indicator
Units
June
2013
March
2013
%
variance
Tonnes milled 000 114 99 15
Grade g/t 3.75 4.28 (12)
Gold produced kg 427 424 1
Cash operating costs R/kg 331 747 318 934 (4)
Operating profit R’000 40 262 63 267 (36)
Gold production at Unisel increased slightly to 427kg. The 12% decrease in recovered grade was off-set by the 15% increase in tonnes milled at
114 000t for the quarter. The decrease in grade was mainly as a result of lower face grades and an increase in stoping widths.
Unisel recorded an operating profit of R40 million during the quarter, with cash operating costs 4% higher at R331  747/kg as a result of higher electricity, stores and plant costs.
Target 3
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 73 81 (10)
Grade g/t 5.74 5.05 14
Gold produced kg 419 409 2
Cash operating costs R/kg 297 759 308 220 3
Operating profit R’000 61 329 65 148 (6)
Gold production increased by 2% quarter on quarter, despite the 10%
decrease in tonnes milled at 73 000t.
Recovered grade was 14% higher quarter on quarter at 5.74g/t, as a result of the increase in face grades and an improvement in the mine call factor.
The operating profit generated was 6% lower at R61 million quarter on quarter, as a result of the lower gold price received. Cash operating costs were 3% lower at R297 759/kg, due to increased gold production.
Steyn 2
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 12 12 –
Grade g/t 10.08 11.58 (13)
Gold produced kg 121 139 (13)
Cash operating costs R/kg 257 736 228 295 (13)
Operating profit R’000 19 868 33 485 (41)
Tonnes milled remained flat quarter on quarter at 12 000t. Recovered grade decreased to 10.08g/t from a 30% increase recorded in the previous quarter to a 13% decrease in the current quarter. A further emphasis has been placed on clean mining to improve grades going forward.
Operating profit decreased to R20 million mainly due to the 13%
decrease in gold production to 121kg.
TOTAL SOUTH AFRICAN SURFACE OPERATIONS
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 2 717 2 565 6
Grade g/t 0.33 0.35 (6)
Gold produced kg 905 888 2
Cash operating costs R/kg 324 401 312 931 (4)
Operating profit R’000 80 625 150 576 (46)
Tonnes milled at the South African surface operations increased by 6%
to 2 717 000t, mainly due to higher volumes at Phoenix – resulting in a
2% increase in gold production quarter on quarter from 888kg of gold to 905 kg of gold.
Recovered grade decreased from 0.35g/t to 0.33g/t quarter-on-quarter, mainly due to lower grades at Phoenix and the surface dumps.
Cash operating costs for the June 2013 quarter were 4% higher at
R324 401/kg, while operating profits decreased quarter-on-quarter to
R81 million, mainly due to lower gold prices received.
Kalgold
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 367 332 11
Grade g/t 0.97 0.93 4
Gold produced kg 357 309 16
Cash operating costs R/kg 320 417 354 346 10
Operating profit R’000 27 082 45 459 (40)
Kalgold’s gold production increased by 16% quarter-on-quarter to
357kg, mainly due to an 11% increase in tonnes milled to 367 000t in the June 2013 quarter, supported by a 4% increase in recovered grade at 0.97g/t.
Cash operating costs improved by 10% from the previous quarter to
R320 417/kg, due to higher gold production. Total cash operating costs increased due to higher plant costs following maintenance.
Operating profit was lower at R27 million, due to a lower gold price received and an increase in total cash operating costs quarter-on-
quarter.

Phoenix (tailings)
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 1 471 1 325 11
Grade g/t 0.14 0.16 (13)
Gold produced kg 202 216 (6)
Cash operating costs R/kg 317 396 254 986 (24)
Operating profit R’000 24 005 45 371 (47)
Tonnes treated increased by 11% to 1  471  000t, due to the early commissioning of the St Helena cyclone dam. The decrease in recovered grade to 0.14g/t is as a result of lower dissolution during the quarter.
Gold production was 6% lower at 202kg as a result. Phoenix’s operating profit decreased from R45 million to R24 million, due to lower gold production and higher cash operating costs as a result of higher than planned reagents and plant rehabilitation costs during the quarter.
Surface dumps
Indicator
Units
June
2013
March
2013
%
variance
Tonnes 000 879 908 (3)
Grade g/t 0.39 0.40 (3)
Gold produced kg 346 363 (5)
Cash operating costs R/kg 332 601 312 157 (7)
Operating profit R’000 29 538 59 746 (51)
Gold production was 5% lower at 346kg during the quarter. Preference was given at the plants to the increased ore deliveries from the underground operations and therefore less capacity was available for surface dumps.
A R30 million operating profit was recorded during the quarter, much lower than the March 2013 quarter, due to lower gold production, a lower gold price received and higher cash operating costs.
MINERAL RESOURCES AND MINERAL RESERVES
AS AT 30 JUNE 2013
Harmony’s statement of Mineral Resources and Mineral Reserves as at
30 June 2013 is produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC
Code) and the Australian Code (JORC Code). The Mineral Resources are
reported inclusive of the Mineral Reserves.
The Company’s attributable gold equivalent Mineral Resources are declared as 147.7 million ounces (Moz) as at 30 June 2013, a 1.7%
decrease year-on-year from the 150.2Moz declared on 30 June 2012.
The 1.7% decrease collectively represents mined Resources during the year, together with some geology changes. The gold Resource ounces in
South Africa represent 72%, while Papua New Guinea (PNG) gold and gold equivalent ounces represent 28% of Harmony’s total Resources as at 30 June 2013.
As at 30 June 2013, Harmony’s Mineral Reserves amounted to 51.5Moz of gold, a 2.8% decrease from the 52.9Moz declared on 30 June 2012.
The 2.8% decrease collectively represents mined Reserves during the year, change in surface sources Reserves, together with some scope changes. The gold Reserve ounces in South Africa represent 58% while
PNG gold and gold equivalent ounces represent 42% of Harmony’s total
Reserves as at 30 June 2013.
There were no changes in the Reserves and Resources of Wafi-Golpu
(jointly held by Harmony and Newcrest Mining Limited in a 50/50 joint venture) since the pre-feasibility study was completed in 2012 (refer
Figure 1 below). On a 100% basis, Golpu continues to host a high grade, quality reserve of 450Mt, containing 12.4Moz of gold and 5.4 million tonnes (Mt) of copper (38.9Moz on a gold equivalent* basis).
The company’s detailed Resources and Reserves declaration will be published in the FY13 Annual Report, which will be made available to shareholders towards the end of October 2013.
Figure 1. Geographical distribution of Mineral Resources and Mineral
Reserves as at 30 June 2013
Gold resources including gold
Gold reserves including gold
equivalent* (30 June 2013)
equivalent* (30 June 2013)
South Africa
72%
South Africa
58%
PNG
28%
PNG
42%
*
30 June 2013 Gold equivalent based on US$1 400/oz Au, US$3.10/lb Cu and US$23.00/oz
Ag at 100% recovery for all metals
In converting the Mineral Resources to Mineral Reserves the following parameters were applied:
• a gold price of R400 000/kg;
• the Hidden Valley operations and Wafi-Golpu project in the Morobe
  Mining Joint Venture used prices of US$1 250/oz Au, US$21/oz Ag,
  US$15/lb Mo and US$3.10/lb Cu. For Wafi-Golpu, gold equivalent ounces are calculated assuming a US$1 400/oz Au and US$3.10/lb
  Cu and for Hidden Valley US$23.00/oz Ag was assumed with 100%
  recovery for all metals.
Harmony’s South African Resources to Reserves conversion process as well as four operations Target 1, Masimong, Kalgold and the Phoenix
Project were reviewed and audited by SRK Consulting Engineers and
Scientists for compliance with the South African Code for Reporting
Mineral Resources and Mineral Reserves – SAMREC Code and
Sarbanes-Oxley requirements. Harmony’s Papua New Guinea Mineral
Resources and Mineral Reserves have been independently reviewed by
AMC Consultants Pty Ltd for compliance with the standards set out in the Australasian Code for Reporting of Exploration Results, Mineral
Resources and Ore Reserves – The JORC Code.
The company’s detailed Resources and Reserves declaration will be published in the FY13 Annual Report, which will be made available to shareholders towards the end of October 2013. We use certain terms in this document such as ‘Measured’, ‘Indicated’ and ‘Inferred’ Resources, which the United States (US) Securities and Exchange Commission (SEC)
guidelines strictly prohibit US-registered companies from including in their filings with the SEC. US investors are urged to closely consider the disclosure in our Form 20-F.
Note: Au= gold; Cu = copper; Ag = Silver

Results for the fourth quarter
and year ended 30 June 2013
MINERAL RESOURCES STATEMENT
The following tables summarise the Mineral Resources for the
South African and Papua New Guinea operations and projects:
SA underground operations
Tonnes
(Mt)
g/t
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Measured
97.0 8.23 799 25 684
Indicated
98.2 8.33 818 26 296
Inferred
190.7 7.07 1 348 43 337
Total
385.9 7.68 2 965 95 317
SA surface operations
Tonnes
(Mt)
g/t
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Measured
382.3 0.30 116 3 743
Indicated
680.6 0.25 172 5 518
Inferred
107.6 0.64 68 2 205
Total
1 170.5 0.30 356 11 466
South Africa total
Tonnes
(Mt)
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Measured
479.3 915 29 427
Indicated
778.8 990 31 814
Inferred
298.3 1 416 45 542
Total
1 556.4 3 321 106 783
Papua New Guinea
Hidden Valley operations
Tonnes
(Mt)
*
g/t
Gold
(‘000 Kg)
*
Gold
(‘000 Oz)
*
Equity
Gold
(‘000 Oz)
**
Measured
1.4 1.17 2 52 26
Indicated
118.6 1.49 176 5 676 2 838
Inferred
7.0 1.13 8 254 127
Total
127.0 1.46 186 5 982 2 991
Wafi-Golpu system
Tonnes
(Mt)
*
g/t
Gold
(‘000 Kg)
*
Gold
(‘000 Oz)
*
Equity
Gold
(‘000 Oz)
**
Measured
– – – – –
Indicated
923.5 0.77 714 22 958 11 479
Inferred
252.5 0.70 177 5 686 2 843
Total
1 176.0 0.76 891 28 644 14 322
* Represents Harmony/Newcrest joint venture 100% portion
** Represents Harmony’s 50% portion
Equivalent gold ounces
Hidden Valley operations
Equivalent Gold
(‘000 Oz)
*
Equity Equivalent
Gold
(‘000 Oz)
**
Measured
66 33
Indicated
7 436 3 718
Inferred
352 176
Total
7 854 3 927
Wafi-Golpu system
Equivalent Gold
(‘000 Oz)
*
Equity Equivalent
Gold
(‘000 Oz)
**
Measured
– –
Indicated
60 048 30 024
Inferred
13 914 6 957
Total
73 962 36 981
* Represents Harmony/Newcrest joint venture 100% portion – gold, silver and copper
** Represents Harmony’s 50% portion – gold, silver and copper
In addition to the gold Resources, Harmony also reports on silver, copper and molybdenum from its PNG operations.
Silver
Tonnes
(Mt)
*
g/t
Ag
(‘000 Kg)
*
Ag
(‘000 Oz)
**
Equity
Silver
(‘000 Oz)
**
Measured
1.3 19.1 26 816 408
Indicated
922.3 4.3 3 979 127 942 63 971
Inferred
236.6 2.0 484 15 556 7 778
Total
1 160.2 3.9 4 489 144 314 72 157
Copper
Tonnes
(Mt)
*
%
Cu
(‘000 t)
*
Cu
(M lbs)
*
Equity
Copper
(M lbs)
**
Measured
– – – – –
Indicated
810.0 0.92 7 492 16 517 8 258
Inferred
229.8 0.70 1 608 3 544 1 772
Total
1 039.8 0.88 9 100 20 061 10 030
Molybdenum
Tonnes
(Mt)
*
ppm
Mo
(‘000 t)
*
Mo
(M lbs)
*
Equity
Molybdenum
(M lbs)
**
Measured
– – – – –
Indicated
810.0 100 81 179 90
Inferred
190.0 75 14 31 15
Total
1 000.0 96 95 211 105
* Represents Harmony/Newcrest joint venture 100% portion
** Represents Harmony’s 50% portion

Papua New Guinea including gold equivalents**
Tonnes
(Mt)
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Measured
0.7 1 33
Indicated
521.1 1 049 33 742
Inferred
129.7 222 7 133
Total
651.5 1 272 40 908
** Represents Harmony’s 50% portion
Total Harmony including gold equivalents**
Tonnes
(Mt)
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Measured
480.1 916 29 460
Indicated
1 299.8 2 039 65 556
Inferred
428.0 1 638 52 675
Total
2 207.9 4 593 147 691
** Represents SA Total and Harmony’s 50% portion from PNG
Mineral Resources reconciliation: FY12 to FY13
Q
Gold equivalents
Q Gold
0
20
40
60
80
100
120
140
160
180
23.7
1.8
0.7
23.7
124.0
126.5
June 2012 –
gold & gold
equivalents
Mined
during
FY13
Geology
changes
June 2013 –
gold & gold
equivalents
Moz
Gold Equivalent Mineral Resources Reconciliation – FY12 to FY13

Gold
(tonnes)
Gold
(Moz)
June 2012 – gold and gold equivalents
4 672
150.2
Reductions

Mined during FY13 (56) (1.8)
Geology changes (22) (0.7)
June 2013 – gold and gold equivalents
4 594
147.7
MINERAL RESERVES STATEMENT
The following tables show the Mineral Reserves for the South African and Papua New Guinea operations and projects:
SA underground operations
Tonnes
(Mt)
g/t
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Proved
53.6 5.93 318 10 223
Probable
66.8 5.83 390 12 531
Total
120.4 5.87 708 22 754
SA surface operations
Tonnes
(Mt)
g/t
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Proved
371.6 0.30 110 3 554
Probable
393.9 0.27 107 3 439
Total
765.5 0.28 217 6 993
South Africa total
Tonnes
(Mt)
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Proved
425.3 428 13 777
Probable
460.7 497 15 970
Total
886.0 925 29 747
Papua New Guinea*
Hidden Valley operations
Tonnes
(Mt)
*
g/t
Gold
(‘000 Kg)
*
Gold
(‘000 Oz)
*
Equity
Gold
(‘000 Oz)
**
Proved
1.3 1.23 2 52 26
Probable
62.4 1.74 108 3 486 1 743
Total
63.7 1.73 110 3 538 1 769
Wafi-Golpu system
Tonnes
(Mt)
*
g/t
Gold
(‘000 Kg)
*
Gold
(‘000 Oz)
*
Equity
Gold
(‘000 Oz)
**
Proved
– – – – –
Probable
450.0 0.86 385 12 388 6 194
Total
450.0 0.86 385 12 388 6 194
* Represents Harmony/Newcrest joint venture 100% portion
** Represents Harmony’s 50% portion
Equivalent gold ounces
Hidden Valley operations
Equivalent Gold
(‘000 Oz)*
Equity Equivalent
Gold
(‘000 Oz)**
Proved
66 33
Probable
4 456 2 228
Total
4 522 2 261

Results for the fourth quarter
and year ended 30 June 2013
Golpu
Equivalent Gold
(‘000 Oz)*
Equity Equivalent
Gold
(‘000 Oz)**
Proved
– –
Probable
38 918 19 459
Total
38 918 19 459
* Represents Harmony/Newcrest joint venture 100% portion – gold, silver and copper
** Represents Harmony’s 50% portion – gold, silver and copper
In addition to the gold Reserves, Harmony also reports on silver, copper and molybdenum from its PNG operations.
Silver
Tonnes
(Mt)
*
g/t
Ag
(‘000 Kg)
*
Ag
(‘000 Oz)
**
Equity
Silver
(‘000 Oz)
**
Proved
1.3 20.4 25 818 409
Probable
507.8 4.8 2 450 78 758 39 379
Total
509.1 4.9 2 475 79 576 39 788
Copper
Tonnes
(Mt)
*
%
Cu
(‘000 t)
*
Cu
(M lbs)
*
Equity
Copper
(M lbs)
**
Proved
– – – – –
Probable
450.0 1.21 5 436 11 984 5 992
Total
450.0 1.21 5 436 11 984 5 992
Molybdenum
Tonnes
(Mt)
*
ppm
Mo
(‘000 t)
*
Mo
(M lbs)
*
Equity
Molybdenum
(M lbs)
**
Proved
– – – – –
Probable
450.0 81 36 80 40
Total
450.0 81 36 80 40
* Represents Harmony/Newcrest joint venture 100% portion
** Represents Harmony’s 50% portion
Papua New Guinea including gold equivalents**
Tonnes
(Mt)
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Proved
0.6 1 33
Probable
256.2 675 21 686
Total
256.8 676 21 719
** Represents Harmony’s 50% portion
Harmony Group including gold equivalents **
Tonnes
(Mt)
Gold
(‘000 Kg)
Gold
(‘000 Oz)
Proved
425.9 430 13 809
Probable
716.9 1 171 37 657
Total
1 142.8 1 601 51 466
** Represents SA Total and Harmony’s 50% portion from PNG
Mineral Reserves reconciliation: FY12 to FY13
Underground:
22.8Moz @ 5.87 g/t
PNG:
7.9Moz @ 0.96 g/t
SA surface:
7Moz @ 0.28 g/t
• Gold equivalents
• Gold
1.5 0.8 0.9
June
2012
Mined
during
FY13
Surface
Sources
Scope
changes
June
2013
Moz
0
10
20
30
40
50
60
13.8
13.8
37.7
39.1
Gold Equivalent Mineral Reserves Reconciliation – FY12 to FY13

Gold
(tonnes)
Gold
(Moz)
June 2012 – gold and gold equivalents
1 645
52.9
Reductions

Mined during FY13 (46) (1.5)
Surface Sources (25) (0.8)
Increase

Scope changes 28 0.9
June 2013 – gold and gold equivalents
1 602
51.5

Exploration highlights
INTERNATIONAL (PAPUA NEW GUINEA)
Morobe Mining Joint Venture (MMJV) (50% Harmony)
Wafi-Golpu
Remodelling and future of the Wafi-Golpu project
Further to what is said in the chief executive’s review about this project on page 4, the Golpu and Wafi deposit remodelling incorporating the latest ore body data has been completed. This scope included the estimation of metallurgical recovery for all processing options available which are dependent on oxidation, rock-type and metal grades.
During the quarter a total of 12 237.7m were drilled. The rig fleet has decreased from 7 to 5 rigs during the month in preparation for the plan of 4 rigs operating on the project in FY14. Another drill rig will be demobbed by the end of the first week of July. Two rigs are currently assigned to the Golpu Resource Definition program, 2 rigs currently assigned to brownfields exploration and 1 rig is completing the final decline path geotechnical hole, after which it will be demobbed.
Drilling in the June 2013 quarter targeted the Golpu Upper Mine Zone volume which demonstrated grade continuity and extended porphyry content in the south western quadrant, between Golpu and Golpu
West. Intercepts include:
•  WR459
615.8m @ 0.57g/t Au, 0.54% Cu from 490m
•  WR464
546m @ 0.43g/t Au, 0.84% Cu from 224m
•  WR474
752m @ 0.48g/t Au, 0.91% Cu from 118m
•  WR475
1 014m @ 0.34g/t Au, 0.68% Cu from 274m
•  WR476
566m @ 0.70g/t Au, 1.37% Cu from 548m
•  WR479^       1 084m @ 0.71g/t Au, 1.31% Cu from 114m
•  WR481
646m @ 0.53g/t Au, 0.81% Cu from 125m
•WR484^         504m @ 0.48g/t Au, 1.15% Cu from 179m
^ Partial result reported
Since the Golpu Mineral Resource in June 2012, the majority of drilling has been focussed in the upper mineralised zone with 20 holes for
22 194m. This program has extended high grade mineralisation 50m to the north and demonstrated high grade continuity of multiple porphyry intercepts enabling the northern porphyry shape to be defined a single north-south trending intrusive complex.
The results of the combined drilling indicate increased gold and copper grades immediately above the Reid Fault in the vicinity of the Upper
Mine Zone (Lift 1 PFS volume). The drill spacing in this area is now approximately 100m, enabling detailed geological interpretations and modelling.
June 2013 Quarter intercepts in the lower mineralised volume include:
• WR472W_1 1 240m @ 0.43 g/t Au, 0.55% Cu from 1 008m
WR472W_1 was completed to 2 250.1m, the deepest hole drilled to date at Golpu. The hole demonstrated continuity of porphyry and associated mineralisation throughout the PFS lift 2/3 volumes and beyond to the 3450mRL, 150m deeper than any previous drilling.
Since the Golpu June 2012 Mineral Resource update 4 holes for 8 107m have been drilled targeting the lower mineralised volume below the
Reid Fault. The holes demonstrate vertical continuity of porphyry and associated mineralisation at depth. Mineralisation remains open below the Lower Mine Zone (PFS lift 3 volume).
Brownfields drilling continued in two areas testing shallow epithermal high grade gold targets around the defined diatreme margin and porphyry copper-gold mineralisation at the Miapili prospect, 600m NE of Golpu.
Figure 1. Figure showing the Upper Mine intercepts Results

Results for the fourth quarter
and year ended 30 June 2013
The mineralisation style in WR483 is similar to previous Northern Zone holes WR392, WR397 and WR426. Mineralisation is quartz-carbonate-pyrite veining in strongly argillic altered sediment. The intercepts are 100m north and 100m west of WR392 and WR426.
Brownfields exploration assay results this quarter from the Northern
Zone epithermal prospect returned multiple high grade gold intercepts from WR483:
WR483 12m @ 1.12g/t Au from 98m
WR483 32m @ 3.16 g/t Au from 272m
WR483 20m @ 7.38 g/t Au from 320m
WR483 22m @ 4.83 g/t Au from 364m
The Northern Zone appears to be a Wafi Link Zone analogue with similar 30° – 35° east dipping orientation. Based on the current four intercepts, Northern Zone has dimensions of at least 100m (east-west)
and 200m (north-south) and remains open to the north. As with Link
Zone, Northern Zone exhibits multiple high grade intercepts within a broad gold zone.
Drilling at Miapili is underway to test for porphyry copper-gold mineralisation to the west and below WR315 (534m @ 0.34 g/t Au and
0.08% Cu). Assays are not yet available.
The intersection of porphyry mineralisation in this hole would extend the Golpu northwesterly trend and currently represents the highest potential for a new porphyry discovery within the Wafi Golpu project.
Figure 2. Figure showing the Upper and Lower Mine intercepts from the June 2013 quarter
Figure 3. New gold intersections in the Northern Zone indicate a potential high grade Link Zone like structure

Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
Q4 FY13
Results for the
fourth quarter and year
ended 30 June 2013
(Rand)

Results for the fourth quarter
and year ended 30 June 2013
Operating results
(Rand/Metric) (US$/Imperial)
Three
months
Ended
South Africa
Hidden
Valley
Harmony
Total
Underground production
Surface production
Total
South Africa
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Jun-13
212
242
133
211
210
179
55
151
114
73
12
1 592
1 471
879
367
2 717
4 309
457
4 766
Mar-13 33 249 109 262 181 182 34 139 99 81 12 1 381 1 325 908 332 2 565 3 946 440 4 386
Gold produced
– kg
Jun-13
688
859
583
815
839
897
614
699
427
419
121
6 961
202
346
357
905
7 866
722
8 588
Mar-13 49 897 484 1 029 799 913 298 779 424 409 139 6 220 216 363 309 888 7 108 591 7 699
Gold produced
– oz
Jun-13
22 120
27 617
18 744
26 203
26 974
28 839
19 741
22 473
13 728
13 471
3 890
223 800
6 494
11 124
11 478
29 096
252 896
23 213
276 109
Mar-13 1 575 28 839 15 561 33 083 25 688 29 354 9 581 25 045 13 632 13 150 4 469 199 977 6 945 11 671 9 935 28 551 228 528 19 001 247 529
Yield –
g/tonne
Jun-13
3.25
3.55
4.38
3.86
4.00
5.01
11.16
4.63
3.75
5.74
10.08
4.37
0.14
0.39
0.97
0.33
1.83
1.58
1.80
Mar-13 1.48 3.60 4.44 3.93 4.41 5.02 8.76 5.60 4.28 5.05 11.58 4.50 0.16 0.40 0.93 0.35 1.80 1.34 1.76
Cash operating
costs
– R/kg
Jun-13
577 337
332 516
444 168
418 310
289 795
281 223
201 467
243 308
331 747
297 759
257 736
340 394
317 396
332 601
320 417
324 401
338 554
487 898
351 109
Mar-13 6 564 347 295 429 505 324 340 586 287 596 248 585 388 477 207 107 318 934 308 220 228 295 355 075 254 986 312 157 354 346 312 931 349 810 515 012 362 491
Cash operating
costs
– $/oz
Jun-13
1 900
1 094
1 462
1 377
954
926
663
801
1 092
980
848
1 120
1 045
1 095
1 054
1 068
1 114
1 606
1 156
Mar-13 22 891 1 030 1 762 1 187 1 003 867 1 354 722 1 112 1 075 796 1 238 889 1 088 1 235 1 091 1 220 1 795 1 264
Cash operating
costs
– R/tonne
Jun-13
1 874
1 180
1 947
1 616
1 158
1 409
2 249
1 126
1 243
1 709
2 599
1 488
44
131
312
108
618
771
633
Mar-13 9 747 1 064 2 244 1 338 1 270 1 247 3 405 1 161 1 366 1 556 2 644 1 599 42 125 330 108 630 692 636
Gold sold
– Kg
Jun-13
427
793
568
793
816
934
597
700
415
436
118
6 597
205
358
301
864
7 461
685
8 146
Mar-13 129 839 470 1 000 777 865 290 703 412 388 135 6 008 210 360 329 899 6 907 599 7 506
Gold sold
– oz
Jun-13
13 728
25 496
18 262
25 496
26 235
30 029
19 194
22 505
13 343
14 018
3 794
212 100
6 591
11 510
9 677
27 778
239 878
22 023
261 901
Mar-13 4 147 26 974 15 111 32 151 24 981 27 810 9 324 22 602 13 246 12 474 4 340 193 160 6 752 11 574 10 578 28 904 222 064 19 258 241 322
Revenue (R’000)
Jun-13
175 728
335 584
243 101
339 801
349 828
409 201
256 002
300 268
178 132
190 917
50 327
2 828 889
86 460
151 774
124 248
362 482
3 191 371
291 325
3 482 696
Mar-13 61 084 393 842 221 319 469 867 365 507 406 147 136 233 330 439 193 643 181 969 63 311 2 823 361 98 617 169 435 154 844 422 896 3 246 257 281 787 3 528 044
Cash operating
costs
(R’000)
Jun-13
397 208
285 631
258 950
340 923
243 138
252 257
123 701
170 072
141 656
124 761
31 186
2 369 483
64 114
115 080
114 389
293 583
2 663 066
352 262
3 015 328
Mar-13 321 653 265 000 244 577 350 463 229 789 226 958 115 766 161 336 135 228 126 062 31 733 2 208 565 55 077 113 313 109 493 277 883 2 486 448 304 372 2 790 820
Inventory
movement
(R’000)
Jun-13
(99 945)
(29 205)
(6 908)
(3 191)
(8 033)
9 755
(11 144)
(2 898)
(3 786)
4 827
(727)
(151 255)
(1 659)
7 156
(17 223)
(11 726)
(162 981)
(8 871)
(171 852)
Mar-13 25 111 (21 389) (5 111) (12 557) (9 232) (16 606) (3 516) (17 535) (4 852) (9 241) (1 907) (76 835) (1 831) (3 624) (108) (5 563) (82 398) (1 661) (84 059)
Operating costs
(R’000)
Jun-13
297 263
256 426
252 042
337 732
235 105
262 012
112 557
167 174
137 870
129 588
30 459
2 218 228
62 455
122 236
97 166
281 857
2 500 085
343 391
2 843 476
Mar-13 346 764 243 611 239 466 337 906 220 557 210 352 112 250 143 801 130 376 116 821 29 826 2 131 730 53 246 109 689 109 385 272 320 2 404 050 302 711 2 706 761
Operating profit
(R’000)
Jun-13
(121 535)
79 158
(8 941)
2 069
114 723
147 189
143 445
133 094
40 262
61 329
19 868
610 661
24 005
29 538
27 082
80 625
691 286
(52 066)
639 220
Mar-13 (285 680) 150 231 (18 147) 131 961 144 950 195 795 23 983 186 638 63 267 65 148 33 485 691 631 45 371 59 746 45 459 150 576 842 207 (20 924) 821 283
Operating profit
($’000)
Jun-13
(12 861)
8 376
(946)
219
12 139
15 574
15 178
14 084
4 261
6 489
2 102
64 615
2 541
3 126
2 866
8 533
73 148
(5 508)
67 640
Mar-13 (32 021) 16 838 (2 034) 14 792 16 247 21 946 2 687 20 919 7 091 7 302 3 754 77 521 5 086 6 696 5 095 16 877 94 398 (2 346) 92 052
Capital
expenditure
(R’000)
Jun-13
147 930
63 733
95 553
83 853
46 164
69 279
26 381
43 495
20 999
41 158
921
639 466
12 746
1 865
12 369
26 980
666 446
137 986
804 432
Mar-13 55 038 70 686 84 169 78 011 44 020 73 877 20 937 37 419 21 442 35 551 847 521 997 19 068 2 360 1 426 22 854 544 851 132 378 677 229
Capital
expenditure
($’000)
Jun-13
15 653
6 744
10 111
8 873
4 885
7 331
2 791
4 602
2 222
4 355
97
67 664
1 349
197
1 309
2 855
70 519
14 601
85 120
Mar-13 6 169 7 923 9 434 8 744 4 934 8 281 2 347 4 194 2 403 3 985 95 58 509 2 137 264 160 2 561 61 070 14 838 75 908

Results for the fourth quarter
and year ended 30 June 2013
Operating results – Year on Year
(Rand/Metric) (US$/Imperial)
Year
Ended
South Africa
Hidden
Valley
Total
Continuing
Operations
Underground production
Surface production
Other
Total
South
Africa
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Jun-13
711
1 008
512
1 040
868
717
164
611
446
323
47
6 447
5 358
3 326
1 398
10 082
–
16 529
1 844
18 373
Jun-12
1 197 928 521 1 233 933 788 159 557 394 316 38 7 064 4 996 2 986 1 342 9 324 – 16 388 1 766 18 154
Gold produced
– kg
Jun-13
2 740
3 631
2 434
4 154
3 616
3 967
1 606
3 228
1 813
1 626
477
29 292
827
1 279
1 332
3 438
–
32 730
2 644
35 374
Jun-12
5 633 3 075 2 541 5 287 3 220 3 630 1 044 2 663 1 593 1 123 330 30 139 822 1 509 1 041 3 372 – 33 511 2 762 36 273
Gold produced
– oz
Jun-13
88 093
116 738
78 255
133 554
116 256
127 542
51 635
103 782
58 289
52 277
15 335
941 756
26 588
41 121
42 825
110 534
–
1 052 290
85 007
1 137 297
Jun-12
181 105 98 863 81 695 169 980 103 526 116 708 33 565 85 618 51 216 36 106 10 609 968 991 26 428 48 515 33 469 108 412 – 1 077 403 88 800 1 166 203
Yield –
g/tonne
Jun-13
3.85
3.60
4.75
3.99
4.17
5.53
9.79
5.28
4.07
5.03
10.15
4.54
0.15
0.38
0.95
0.34
–
1.98
1.43
1.93
Jun-12
4.71 3.31 4.88 4.29 3.45 4.61 6.57 4.78 4.04 3.55 7.74 4.26 0.16 0.51 0.78 0.36 – 2.04 1.56 2.00
Cash operating
costs
– R/kg
Jun-13
553 358
296 714
405 077
343 895
272 403
238 840
292 136
206 737
315 136
316 547
286 067
317 478
279 615
337 428
303 729
310 465
–
316 742
456 803
327 210
Jun-12
261 167 285 269 319 317 243 087 263 900 234 625 470 696 208 807 312 957 380 267 359 415 273 232 241 309 247 510 293 658 260 245 – 271 923 309 230 274 767
Cash operating
costs
– $/oz
Jun-13
1 951
1 046
1 428
1 212
960
842
1 030
729
1 111
1 116
1 009
1 119
986
1 190
1 071
1 095
–
1 117
1 611
1 154
Jun-12
1 046 1 142 1 279 973 1 057 940 1 885 836 1 253 1 523 1 439 1 094 966 991 1 176 1 042 – 1 089 1 238 1 100
Cash operating
costs
– R/tonne
Jun-13
2 132
1 069
1 926
1 374
1 135
1 321
2 861
1 092
1 281
1 594
2 903
1 442
43
130
289
106
–
627
655
630
Jun-12
1 229 945 1 557 1 042 911 1 081 3 091 998 1 265 1 351 2 781 1 164 40 125 228 94 – 555 484 548
Gold sold
– Kg
Jun-13
2 698
3 550
2 423
4 135
3 598
3 925
1 591
3 192
1 804
1 613
473
29 002
805
1 278
1 263
3 346
–
32 348
2 622
34 970
Jun-12
5 559 3 049 2 528 5 262 3 203 3 645 1 039 2 679 1 588 1 129 329 30 010 832 1 516 1 046 3 394 – 33 404 2 778 36 182
Gold sold
– oz
Jun-13
86 742
114 135
77 902
132 944
115 679
126 191
51 152
102 625
58 000
51 859
15 207
932 436
25 882
41 088
40 607
107 577
–
1 040 013
84 299
1 124 312
Jun-12
178 726 98 027 81 277 169 177 102 979 117 189 33 405 86 132 51 055 36 298 10 578 964 843 26 749 48 740 33 630 109 119 – 1 073 962 89 315 1 163 277
Revenue (R’000)
Jun-13
1 212 834
1 615 027
1 102 618
1 886 777
1 639 903
1 794 310
717 434
1 451 977
824 716
737 285
215 105
13 197 986
365 212
578 805
570 694
1 514 711
– 14 712 697
1 189 031
15 901 728
Jun-12
2 319 867 1 283 708 1 063 753 2 218 684 1 348 804 1 525 478 424 105 1 124 316 671 513 472 245 125 415 12 577 888 349 054 636 715 442 203 1 427 972 – 14 005 860 1 163 444 15 169 304
Cash operating
costs
(R’000)
Jun-13
1 516 201
1 077 368
985 957
1 428 541
985 011
947 479
469 171
667 347
571 341
514 705
136 454
9 299 575
231 242
431 570
404 567
1 067 379
– 10 366 954
1 207 788
11 574 742
Jun-12
1 471 151 877 201 811 384 1 285 200 849 759 851 689 491 407 556 053 498 541 427 040 105 668 8 225 093 198 356 373 492 305 698 877 546 – 9 102 639 854 093 9 956 732
Inventory
movement
(R’000)
Jun-13
(32 663)
(35 084)
(3 626)
(1 514)
(10 316)
(10 387)
(13 307)
(13 356)
(4 018)
(6 242)
(1 552)
(132 065)
(6 306)
(4 707)
(27 909)
(38 922)
–
(170 987)
(4 079)
(175 066)
Jun-12
(32 228) (14 915) (8 728) (9 835) (6 364) 2 952 2 033 9 389 (4 483) 1 107 (1 715) (62 787) 3 443 11 109 5 018 19 570 – (43 217) (2 835) (46 052)
Operating costs
(R’000)
Jun-13
1 483 538
1 042 284
982 331
1 427 027
974 695
937 092
455 864
653 991
567 323
508 463
134 902
9 167 510
224 936
426 863
376 658
1 028 457
– 10 195 967
1 203 709
11 399 676
Jun-12
1 438 923 862 286 802 656 1 275 365 843 395 854 641 493 440 565 442 494 058 428 147 103 953 8 162 306 201 799 384 601 310 716 897 116 – 9 059 422 851 258 9 910 680
Operating profit
(R’000)
Jun-13
(270 704)
572 743
120 287
459 750
665 208
857 218
261 570
797 986
257 393
228 822
80 203
4 030 476
140 276
151 942
194 036
486 254
–
4 516 730
(14 678)
4 502 052
Jun-12
880 944 421 422 261 097 943 319 505 409 670 837 (69 335) 558 874 177 455 44 098 21 462 4 415 582 147 255 252 114 131 487 530 856 – 4 946 438 312 186 5 258 624
Operating profit
($’000)
Jun-13
(30 685)
64 922
13 635
52 113
75 402
97 167
29 649
90 453
29 176
25 938
9 092
456 862
15 900
17 224
21 995
55 119
–
511 981
(1 664)
510 317
Jun-12
113 417 54 256 33 615 121 447 65 069 86 366 (8 927) 71 952 22 846 5 677 2 764 568 482 18 959 32 459 16 928 68 346 – 636 828 40 192 677 020
Capital
expenditure
(R’000)
Jun-13
419 566
285 427
337 462
310 494
170 610
331 010
115 390
159 682
77 930
145 073
3 830
2 356 474
156 064
14 744
52 470
223 278
26 544
2 606 296
505 888
3 112 184
Jun-12
415 444 293 708 302 342 287 921 207 941 258 570 185 655 84 056 71 068 89 535 80 414 2 276 654 29 517 23 884 76 403 129 804 31 540 2 437 998 296 463 2 734 461
Capital
expenditure
($’000)
Jun-13
47 559
32 354
38 252
35 195
19 339
37 521
13 080
18 100
8 833
16 444
434
267 111
17 690
1 671
5 948
25 309
3 009
295 429
57 343
352 772
Jun-12
53 486 37 813 38 925 37 068 26 771 33 290 23 902 10 822 9 150 11 527 10 353 293 107 3 800 3 075 9 836 16 711 4 061 313 879 38 168 352 047

Results for the fourth quarter
and year ended 30 June 2013
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Rand)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2013
2013
2012
2013
2012
Figures in million
Note
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Continuing operations
Revenue 3 483 3 528 3 934 15 902 15 169
Cost of sales 2 (6 173) (3 283) (3 325) (16 468) (12 137)
Production costs (2 844) (2 707) (2 639) (11 400) (9 911)
Amortisation and depreciation (501) (459) (548) (1 942) (1 921)
(Impairment)/reversal of impairment of assets (2 733) – 60 (2 733) 60
Other items (95) (117) (198) (393) (365)
Gross (loss)/profit
(2 690)
245
609
(566)
3 032
Corporate, administration and other expenditure (127) (121) (91) (465) (352)
Social investment expenditure (57) (25) (22) (127) (72)
Exploration expenditure (219) (157) (161) (673) (500)
Profit on sale of property, plant and equipment 4 – 15 34 139 63
Other expenses – net 5 (169) (138) (74) (350) (50)
Operating (loss)/profit
(3 262)
(181)
295
(2 042)
2 121
Reversal of impairment of investment in associate – – – – 56
Impairment of investments 6 – (39) (144) (88) (144)
Net (loss)/gain on financial instruments (8) 15 12 173 86
Investment income 67 47 33 185 97
Finance cost (57) (65) (69) (256) (286)
(Loss)/profit before taxation
(3 260)
(223)
127
(2 028)
1 930
Taxation (239) (44) (200) (655) 123
Normal taxation 78 (124) (83) (271) (199)
Deferred taxation 7 (317) 80 (117) (384) 322
Net (loss)/profit from continuing operations
(3 499)
(267)
(73)
(2 683)
2 053
Discontinued operations
Profit from discontinued operations 8 – 143 180 314 592
Net (loss)/profit for the period
(3 499)
(124)
107
(2 369)
2 645
Attributable to:
Owners of the parent (3 499) (124) 107 (2 369) 2 645
(Loss)/earnings per ordinary share (cents)
9
(Loss)/earnings from continuing operations (809) (62) (17) (621) 477
Earnings from discontinued operations – 33 42 73 137
Total (loss)/earnings
(809)
(29)
25
(548)
614
Diluted (loss)/earnings per ordinary share (cents)
9
(Loss)/earnings from continuing operations (809) (62) (17) (621) 476
Earnings from discontinued operations – 33 42 73 136
Total diluted (loss)/earnings
(809)
(29)
25
(548)
612
The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated provisional financial statements (condensed consolidated financial statements) have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Mr Herman Perry, supervised by the financial director, Mr Frank Abbott. They have been approved by the Board of Harmony Gold Mining Company Limited.
The condensed consolidated financial statements for the 12 months ended 30 June 2013 were reviewed by the group’s external auditors, PricewaterhouseCoopers Incorporated (see note 18).
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Rand)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2013
2013
2012
2013
2012
Figures in million
Note
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Net (loss)/profit for the period (3 499) (124) 107 (2 369) 2 645
Other comprehensive income for the period,
net of income tax
25 510 606 758 1 587
Foreign exchange translation 26 523 506 749 1 485
Movements on investments 6 (1) (13) 100 9 102
Total comprehensive (loss)/income for the period
(3 474)
386
713
(1 611)
4 232
Attributable to:
Owners of the parent (3 474) 386 713 (1 611) 4 232
The accompanying notes are an integral part of these condensed consolidated financial statements.
All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

Results for the fourth quarter
and year ended 30 June 2013
CONDENSED CONSOLIDATED BALANCE SHEETS
(Rand)
At
At
At
30 June
31 March
30 June
2013
2013
2012
Figures in million
Note
(Unaudited)
(Audited)
ASSETS
Non-current assets
Property, plant and equipment 10 32 820 34 911 32 853
Intangible assets 2 191 2 190 2 196
Restricted cash 37 38 36
Restricted investments 2 054 2 050 1 842
Deferred tax assets 7 104 652 486
Investments 11 153 139 146
Inventories 57 57 58
Trade and other receivables – 6 28
Total non-current assets
37 416
40 043
37 645
Current assets
Inventories 1 425 1 206 996
Trade and other receivables 1 162 1 482 1 245
Income and mining taxes 132 3 118
Cash and cash equivalents 2 089 3 099 1 773
4 808 5 790 4 132
Assets of disposal groups classified as held for sale 8 – – 1 423
Total current assets
4 808
5 790
5 555
Total assets
42 224
45 833
43 200
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 28 325 28 331 28 331
Other reserves 3 478 3 392 2 444
Retained earnings 503 4 002 3 307
Total equity
32 306
35 725
34 082
Non-current liabilities
Deferred tax liabilities 3 021 3 244 3 106
Provision for environmental rehabilitation 1 997 1 961 1 865
Retirement benefit obligation 194 188 177
Other provisions 55 48 30
Borrowings 12 2 252 2 238 1 503
Total non-current liabilities
7 519
7 679
6 681
Current liabilities
Borrowings 12 286 287 313
Income and mining taxes 4 92 1
Trade and other payables 2 109 2 050 1 747
2 399 2 429 2 061
Liabilities of disposal groups classified as held for sale 8 – – 376
Total current liabilities
2 399
2 429
2 437
Total equity and liabilities
42 224
45 833
43 200
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Rand)
for the year ended 30 June 2013
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2012 28 331 2 444 3 307 34 082
Issue of shares 1 – – 1
Share-based payments (7) 274 – 267
Net loss for the period – – (2 369) (2 369)
Other comprehensive income for the period – 758 – 758
Option premium on BEE transaction – 2 – 2
Dividends paid
1
– – (435) (435)
Balance – 30 June 2013
28 325
3 478
503
32 306
Balance – 30 June 2011 28 305 762 1 093 30 160
Issue of shares 26 – – 26
Share-based payments – 95 – 95
Net profit for the period – – 2 645 2 645
Other comprehensive income for the period – 1 587 – 1 587
Dividends paid
2
– – (431) (431)
Balance – 30 June 2012
28 331
2 444
3 307
34 082
1. Dividend of 50 SA cents declared on 13 August 2012 and 50 SA cents on 1 February 2013
2. Dividend of 60 SA cents declared on 12 August 2011 and 40 SA cents on 2 February 2012
The statement of changes in equity for the year ended 30 June 2012 has been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the fourth quarter
and year ended 30 June 2013
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(Rand)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2013
2013
2012
2013
2012
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Cash flow from operating activities
Cash generated by operations 221 204 1 211 3 154 4 551
Interest and dividends received 48 34 20 138 80
Interest paid (40) (27) (38) (125) (141)
Income and mining taxes paid (129) (70) (163) (312) (277)
Cash generated by operating activities
100
141
1 030
2 855
4 213
Cash flow from investing activities
Restricted cash transferred from disposal group – 252 – – –
Proceeds on disposal of Evander – 1 264 – 1 264 –
Proceeds on disposal of investment in associate – – 29 – 222
Proceeds on disposal of Evander 6 and Twistdraai – – 125 – 125
Proceeds on disposal of Merriespruit South – – – 61 –
Purchase of investments (14) (33) – (86) –
Other investing activities (1) 3 (56) (4) (85)
Net additions to property, plant and equipment
1
(938) (835) (952) (3 713) (3 140)
Cash (utilised)/generated by investing activities
(953)
651
(854)
(2 478)
(2 878)
Cash flow from financing activities
Borrowings raised – – 342 678 1 443
Borrowings repaid (156) (4) (161) (333) (1 248)
Ordinary shares issued – net of expenses 1 – 3 1 26
Option premium on BEE transaction 2 – – 2 –
Dividends paid – (217) – (435) (431)
Cash (utilised)/generated by financing activities
(153)
(221)
184
(87)
(210)
Foreign currency translation adjustments
(4)
17
(14)
26
(45)
Net (decrease)/increase in cash and cash equivalents (1 010) 588 346 316 1 080
Cash and cash equivalents – beginning of period 3 099 2 511 1 427 1 773 693
Cash and cash equivalents – end of period
2 089
3 099
1 773
2 089
1 773
1. Includes capital expenditure for Wafi-Golpu and other international projects of R133 million in the June 2013 quarter (March 2013: R148 million) (June 2012: R122 million) and
R537 million in the 12 months ended 30 June 2013 (June 2012: R314 million).
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2013 (Rand)
1.      Accounting policies
Basis of accounting
The condensed consolidated provisional financial statements are prepared in accordance with the requirements of the JSE Limited Listings
Requirements for provisional reports and the requirements of the Companies Act of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts, the measurement and recognition requirements of International Financial
Reporting Standards (IFRS), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated provisional financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.
2.
Cost of sales
Quarter ended
Year ended
Figures in million
30 June
2013
(Unaudited)
31 March
2013
(Unaudited)
30 June
2012
(Unaudited)
30 June
2013
30 June
2012
(Audited)
Production costs – excluding royalty 2 799 2 658
2 623
11 183 9 791
Royalty expense 45 49 16 217 120
Amortisation and depreciation 501 459 548 1 942 1 921
Impairment/(reversal of impairment) of assets
1
2 733 – (60) 2 733 (60)
Rehabilitation (credit)/expenditure
2
(40) 10 20 (24) (17)
Care and maintenance cost of restructured shafts 16 16 19 68 88
Employment termination and restructuring costs
3
39 – 11 46 81
Share-based payments
4
45 95 21 266 87
Other
5
35 (4) 127 37 126
Total cost of sales
6 173
3 283
3 325
16 468
12 137
1. The impairment in the June 2013 quarter consists of an impairment of R2.68 billion on Hidden Valley, R31 million on St Helena and R27 million on Steyn 2. The net reversal in the June 2012 quarter consists mainly of a reversal of R194 million for Target 1 and an impairment of R126 million on Steyn 2. Refer to note 10 for further detail.
2. The credit in the June 2013 quarter relates to a change in estimate following the annual reassessment. The decrease in the 2012 and 2013 years resulted due to the rehabilitation projects completed in the Free State area during both years.
3. Included in the June 2013 quarter are amounts relating to the restructuring at Hidden Valley and the introduction of voluntary retrenchment packages in South Africa.
The amounts for the 2012 financial year relates to restructuring at the Bambanani shaft.
4. Refer to note 3 for details.
5. Included in the June 2013 quarter are amounts relating to the change in estimate of gold in lock-up and other stockpiles. The June 2012 quarter includes amounts relating to the change in estimate of gold in lock-up.
3.
Share-based payments
This includes the cost relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the
ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares and 200 Share Appreciation Rights (SARs),
with employees with service longer than 10 years receiving an additional 10%. Both the Scheme Shares and SARs vest in five equal portions on each anniversary of the award. In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share. The effect of the bonus puts the employees in the position they would have been in had the share price increased by R18 per share since issue date.
Harmony issued 3.5 million shares to the Tlhakanelo Share Trust on 31 August 2012. In addition, 6 817 880 SARs were issued. In terms of
IFRS 2, Share-based Payment, the SARs includes an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-
settled portion has been recognised in the balance sheet, the fair value of which will be remeasured at each reporting date. At the annual general meeting on 28 November 2012, the shareholders authorised the acceleration of the vesting from August to March each year.
During the March 2013 quarter, the first portion of the Scheme Shares and SARs awarded in August 2012 vested, resulting in all qualifying employees receiving a minimum value of R1 912 before tax, amounting to a total value of R58 million being distributed in April 2013. During
March 2013, new qualifying employees who have not previously received an offer were awarded 80 Scheme Shares and 160 SARs which will vest in four equal portions on each anniversary of the award. A total of 97 040 Scheme Shares and 194 080 SARs were issued by the Tlhakanelo
Share Trust for this award.
4.
Profit on sale of property, plant and equipment
Included in the amount is the transaction for the sale of the Merriespruit South mining right to Witwatersrand Consolidated Gold Resources
Limited (Wits Gold) that was completed, resulting in a profit of R60 million during the December 2012 quarter.

Results for the fourth quarter
and year ended 30 June 2013
5.
Other expenses – net
(a) Included in the June 2013 quarter is a foreign exchange translation loss of R161 million (March 2013: R150 million) on the US dollar denominated loan. The effect of foreign exchange changes for the 12 months totals a translation loss of R351 million (June 2012:
R45 million). Refer to note 12 for further details.
(b) On 20 March 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30%
of its Free State based Phoenix tailings operation (Phoenix) to BB-BEE shareholders, which includes a free-carry allocation of 5% to a
Community Trust that has been created and is currently controlled by Harmony. The transaction closed on 25 June 2013, following the fulfilment of the last condition precedent. In terms of the agreements Phoenix was transferred to a newly incorporated subsidiary
(PhoenixCo). The fair value of the net assets for purposes of the transaction was set at R450 million.
The awards to the BEE partners have been accounted for as an in-substance option as the BEE partners will only share in the upside of their equity interest in PhoenixCo until the date the financing provided by Harmony is fully repaid. On this date the options will be exercised. The award of the options to the BEE partners is accounted for as an equity-settled share based payment arrangement. The in-substance options carry no vesting conditions and the fair value of the options of R23 million has been expensed on the grant date, 25 June 2013.
6.
Impairment of investments
A decline in the fair value of the investment in Witwatersrand Consolidated Gold Resource Limited (Wits Gold) during the year resulted in an impairment of R88 million (2012: R144 million) recorded in the income statement.
7.
Deferred taxation
The net deferred taxation debit in the income statement in the June 2013 quarter is primarily due to the derecognition of the deferred tax asset amounting to R547 million previously recorded for the Hidden Valley operation.
The net deferred taxation debit in the income statement in the June 2012 quarter is mainly due to the annual reassessment of the Life-of-Mine deferred tax rates amounting to R270 million.
8.
Disposal groups classified as held for sale and discontinued operations
Evander Gold Mines Limited
Harmony entered into an agreement to sell its 100% interest in Evander Gold Mines Limited (Evander) to a wholly owned subsidiary of
Pan African Resources Plc for R1.5 billion, less certain distributions, during May 2012. The last condition was met on 14 February 2013 and the transaction was completed on 28 February 2013. In terms of the agreement Harmony received a distribution of R210 million and a purchase consideration of R1 314 million. A group profit of R102 million was recorded in the March 2013 quarter.
9.
Earnings and net asset value per share
Quarter ended
Year ended
30 June
2013
(Unaudited)
31 March
2013
(Unaudited)
30 June
2012
(Unaudited)
30 June
2013
30 June
2012
(Audited)
Weighted average number of shares (million) 432.6 431.8 431.4 431.9 430.8
Weighted average number of diluted shares (million) 433.1 432.8 432.3 432.7 432.0
Total (loss)/earnings per share (cents):
Basic (loss)/earnings (809) (29) 25 (548) 614
Diluted (loss)/earnings (809) (29) 25 (548) 612
Headline (loss)/earnings (186) (47) (6) 47 565
– from continuing operations (186) (56) (11) (2) 465
– from discontinued operations – 9 5 49 100
Diluted headline (loss)/earnings (186) (47) (6) 47 563
– from continuing operations (186) (56) (11) (2) 463
– from discontinued operations – 9 5 49 100

Quarter ended
Year ended
30 June
2013
(Unaudited)
31 March
2013
(Unaudited)
30 June
2012
(Unaudited)
30 June
2013
30 June
2012
(Audited)
Figures in million
Reconciliation of headline earnings:
Continuing operations
Net (loss)/profit (3 499) (267) (73) (2 683) 2 053
Adjusted for:
Reversal of impairment of investment in associate* – – – – (56)
Impairment of investments* – 39 144 88 144
Impairment/(reversal of impairment) of assets 2 733 – (60) 2 733 (60)
Taxation effect on impairment/(reversal of impairment)
of assets
(38) – (34) (38) (34)
Profit on sale of property, plant and equipment – (15) (34) (139) (63)
Taxation effect of profit on sale of property, plant and
equipment
– – 9 31 16
Headline (loss)/earnings**
(804)
(243)
(48)
(8)
2 000
Discontinued operations
Net profit – 143 180 314 592
Adjusted for:
Profit on sale of property, plant and equipment – – (230) – (232)
Taxation effect of profit on sale of property, plant and
equipment
– – 71 – 72
Profit on sale of investment in subsidiary* – (102) – (102) –
Headline earnings
–
41
21
212
432
Total headline (loss)/earnings
(804)
(202)
(27)
204
2 432
* There is no taxation effect on these items
** Write-off of the Hidden Valley deferred tax asset of R547 million is not added back as it is not permitted per the South African Institute of Chartered Accountants Circular
on Headline Earnings
Net asset value per share
At
30 June
2013
At
31 March
2013
(Unaudited)
At
30 June
2012
(Audited)
Number of shares in issue 435 289 890 435 257 691 431 564 236
Net asset value per share (cents) 7 422 8 208 7 897
10. Property, plant and equipment and impairment
One of the most significant assumptions that influence the life-of-mine plans and therefore impairment amount is the expected future gold price. During this year’s testing, we used a short term gold price of US$1 250, medium term gold price of US$1 300 and long term gold price of US$1 400 per ounce for Hidden Valley and an overall price of R400 000/kg for the South African operations. A 10% decrease in the gold price used in the models would have resulted in an additional impairment at Steyn 2 of R17 million, Target 1 of R350 million and the Hidden
Valley operation of R1.96 billion.
11. Investment in Rand Refinery
During the June 2013 quarter, an additional 1.4% interest in Rand Refinery was purchased for R14 million. This is in addition to the 7.16%
interest purchased for R72 million in two tranches during the March 2013 and December 2012 quarter. Harmony holds just over 10% interest in Rand Refinery as at 30 June 2013.

Results for the fourth quarter
and year ended 30 June 2013
12. Borrowings
The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until
December 2013. The balance on Nedbank term facilities at 30 June 2013 is R458 million.
Two drawdowns of US$40 million each (R330 million and R348 million) were made from the US$300 million syndicated revolving credit facility during the September and December 2012 quarters, respectively. This takes the drawn level to US$210 million. The facility is repayable by
September 2015.
The weakening of the Rand against the US dollar resulted in a foreign exchange translation loss of R161 million being recorded against the borrowings balance in the June 2013 quarter, in addition to the R150 million recorded in the March 2013 quarter. The effect of foreign exchange changes for the 12 months totals a translation loss of R351 million (2012: R45 million).
13. Commitments and contingencies
Figures in million
At
30 June
2013
At
31 March
2013
(Unaudited)
At
30 June
2012
(Audited)
Capital expenditure commitments
Contracts for capital expenditure 416 594 519
Authorised by the directors but not contracted for 1 545 958 2 257
1 961
1 552
2 776
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2012, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2012, with the exception of the items discussed below.
Following the disclosure made in Harmony’s annual report for the financial year ended 30 June 2012 relating to silicosis, Harmony and its subsidiaries, alongside other mining companies operating in South Africa (other respondents) were served with another application to certify a class during January 2013. Harmony, its subsidiaries and other respondents are awaiting a consolidated and supplemented certification application of the two separate applications served.
14. Subsequent events
There are no subsequent events to report.
15. Segment report
The segment report follows on page 30.
16. Reconciliation of segment information to consolidated income statements and balance sheet
Figures in million
Year ended
30 June
2013
30 June
2012
Audited
The “Reconciliation of segment information to consolidated financial statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:
Reconciliation of production profit to gross (loss)/profit
Total segment revenue 16 776 16 574
Total segment production costs (11 933) (10 678)
Production profit per segment report 4 843 5 896
Discontinued operations (341) (638)
Production profit from continuing operations 4 502 5 258
Cost of sales items, other than production costs and royalty expense (5 068) (2 226)
Gross (loss)/profit as per income statements*
(566)
3 032

Figures in million
Year ended
30 June
2013
30 June
2012
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets 836 1 226
Undeveloped property 5 139 5 139
Other non-mining assets 286 110
Wafi-Golpu assets 1 148 553
Less: Non-current assets previously classified as held-for-sale
– (1 124)
7 409
5 904
* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
17. Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the year, Harmony shares were purchased by certain directors as set out below:
Graham Briggs 14 347 shares
Frank Abbott 73 900 shares
Ken Dicks 20 000 shares
18. Audit review
The condensed consolidated financial statements for the year ended 30 June 2013 on pages 20 to 30 have been reviewed in accordance with the International Standards on Review Engagements 2410 – “Review of interim financial information performed by the independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the company’s registered office.

Segment report
(Rand/Metric)
for the year ended 30 June 2013
Revenue
Production cost
Production
profit/(loss)
Mining assets
(1)
Capital
expenditure
#
Kilograms
produced*
Tonnes milled*
30 June
30 June
30 June
30 June
30 June
30 June
30 June
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Kusasalethu
1 213 2 320 1 484 1 439 (271) 881 3 435 3 260 420 415 2 740 5 633 711 1 197
Doornkop 1 615 1 284 1 042 862 573 422 3 378 3 235 285 294 3 631 3 075 1 008 928
Phakisa 1 103 1 064 982 803 121 261 4 547 4 448 337 302 2 434 2 541 512 521
Tshepong 1 887 2 219 1 427 1 275 460 944 3 877 3 693 310 288 4 154 5 287 1 040 1 233
Masimong 1 640 1 349 975 843 665 506 989 980 171 208 3 616 3 220 868 933
Target 1 1 794 1 525 937 855 857 670 2 704 2 644 331 259 3 967 3 630 717 788
Bambanani 932 549 591 597 341 (48) 882 944 119 266 2 083 1 374 211 197
Joel 1 452 1 124 654 565 798 559 290 216 160 84 3 228 2 663 611 557
Unisel 825 672 567 494 258 178 656 364 78 71 1 813 1 593 446 394
Target 3 737 472 508 428 229 44 457 345 145 90 1 626 1 123 323 316
Surface
All other surface operations 1 515 1 428 1 029 899 486 529 264 233 250 162 3 438 3 372 10 082 9 324
Total South Africa
14 713
14 006
10 196
9 060
4 517
4 946
21 479
20 362
2 606
2 439
32 730
33 511
16 529
16 388
International
Hidden Valley 1 189 1 163 1 204 851 (15) 312 3 932 5 595 506 296 2 644 2 762 1 844 1 766
Total international
1 189
1 163
1 204
851
(15)
312
3 932
5 595
506
296
2 644
2 762
1 844
1 766
Total continuing
operations
15 902
15 169
11 400
9 911
4 502
5 258
25 411
25 957
3 112
2 735
35 374
36 273
18 373
18 154
Discontinued operations
Evander 874 1 405 533 767 341 638 – 992 140 177 1 955 3 369 390 638
Total discontinued
operations
874
1 405
533
767
341
638
–
992
140
177
1 955
3 369
390
638
Total operations
16 776
16 574
11 933
10 678
4 843
5 896
25 411
26 949
3 252
2 912
37 329
39 642
18 763
18 792
Reconciliation of the
segment information to the
consolidated income
statement and balance sheet
(refer to note 16)
(874) (1 405) (533) (767) 7 409 5 904
15 902
15 169
11 400
9 911
32 820
32 853
(1)
Mining assets disclosures included in the segment report and the amounts included in the reconciliation of segment information (refer to note 16) were previously not disclosed and have been reviewed for the year ended 30 June 2013 and 30 June 2012.
# Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R537 million (2012: R314 million).
* Production statistics are unaudited.
The segment report for the year ended 30 June 2012 has been audited.

Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
Q4 FY13
Results for the
fourth quarter and year
ended 30 June 2013
(US$)

Results for the fourth quarter
and year ended 30 June 2013
Operating results
(US$/Imperial)
Three
months
ended
South Africa
Hidden
Valley
Harmony
Total
Underground production
Surface production
Total
South Africa
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Jun-13
234
267
147
233
232
197
61
167
126
80
13
1 757
1 622
969
405
2 996
4 753
504
5 257
Mar-13 36 275 120 289 200 201 37 153 109 89 13 1 522 1 461 1 001 366 2 828 4 350 485 4 835
Gold produced
– oz
Jun-13
22 120
27 617
18 744
26 203
26 974
28 839
19 741
22 473
13 728
13 471
3 890
223 800
6 494
11 124
11 478
29 096
252 896
23 213
276 109
Mar-13 1 575 28 839 15 561 33 083 25 688 29 354 9 581 25 045 13 632 13 150 4 469 199 977 6 945 11 671 9 935 28 551 228 528 19 001 247 529
Yield –
oz/t
Jun-13
0.095
0.103
0.128
0.112
0.116
0.146
0.324
0.135
0.109
0.168
0.299
0.127
0.004
0.011
0.028
0.010
0.053
0.046
0.053
Mar-13 0.044 0.105 0.130 0.114 0.128 0.146 0.259 0.164 0.125 0.148 0.344 0.131 0.005 0.012 0.027 0.010 0.053 0.039 0.051
Cash operating
costs
– $/oz
Jun-13
1 900
1 094
1 462
1 377
954
926
663
801
1 092
980
848
1 120
1 045
1 095
1 054
1 068
1 114
1 606
1 156
Mar-13 22 891 1 030 1 762 1 187 1 003 867 1 354 722 1 112 1 075 796 1 238 889 1 088 1 235 1 091 1 220 1 795 1 264
Cash operating
costs
– $/t
Jun-13
180
113
186
155
111
135
215
108
119
165
254
143
4
13
30
10
59
74
61
Mar-13 1 001 108 228 136 129 127 351 118 139 159 274 163 4 13 34 11 64 70 65
Gold sold
– oz
Jun-13
13 728
25 496
18 262
25 496
26 235
30 029
19 194
22 505
13 343
14 018
3 794
212 100
6 591
11 510
9 677
27 778
239 878
22 023
261 901
Mar-13 4 147 26 974 15 111 32 151 24 981 27 810 9 324 22 602 13 246 12 474 4 340 193 160 6 752 11 574 10 578 28 904 222 064 19 258 241 322
Revenue ($’000)
Jun-13
18 594
35 509
25 723
35 955
37 016
43 298
27 088
31 772
18 849
20 201
5 325
299 330
9 149
16 060
13 147
38 356
337 686
30 826
368 512
Mar-13 6 847 44 144 24 807 52 666 40 968 45 523 15 270 37 038 21 705 20 396 7 096 316 460 11 054 18 991 17 356 47 401 363 861 31 584 395 445
Cash operating
costs
($’000)
Jun-13
42 030
30 223
27 400
36 074
25 727
26 692
13 089
17 995
14 989
13 201
3 300
250 720
6 784
12 177
12 103
31 064
281 784
37 273
319 057
Mar-13 36 053 29 703 27 414 39 281 25 756 25 438 12 977 18 084 15 158 14 130 3 556 247 550 6 173 12 701 12 273 31 147 278 697 34 116 312 813
Inventory
movement
($’000)
Jun-13
(10 575)
(3 090)
(731)
(338)
(850)
1 032
(1 179)
(307)
(401)
511
(77)
(16 005)
(176)
757
(1 822)
(1 241)
(17 246)
(939)
(18 185)
Mar-13 2 815 (2 397) (573) (1 407) (1 035) (1 861) (394) (1 965) (544) (1 036) (214) (8 611) (205) (406) (12) (623) (9 234) (186) (9 420)
Operating costs
($’000)
Jun-13
31 455
27 133
26 669
35 736
24 877
27 724
11 910
17 688
14 588
13 712
3 223
234 715
6 608
12 934
10 281
29 823
264 538
36 334
300 872
Mar-13 38 868 27 306 26 841 37 874 24 721 23 577 12 583 16 119 14 614 13 094 3 342 238 939 5 968 12 295 12 261 30 524 269 463 33 930 303 393
Operating profit
($’000)
Jun-13
(12 861)
8 376
(946)
219
12 139
15 574
15 178
14 084
4 261
6 489
2 102
64 615
2 541
3 126
2 866
8 533
73 148
(5 508)
67 640
Mar-13 (32 021) 16 838 (2 034) 14 792 16 247 21 946 2 687 20 919 7 091 7 302 3 754 77 521 5 086 6 696 5 095 16 877 94 398 (2 346) 92 052
Capital
expenditure
($’000)
Jun-13
15 653
6 744
10 111
8 873
4 885
7 331
2 791
4 602
2 222
4 355
97
67 664
1 349
197
1 309
2 855
70 519
14 601
85 120
Mar-13 6 169 7 923 9 434 8 744 4 934 8 281 2 347 4 194 2 403 3 985 95 58 509 2 137 264 160 2 561 61 070 14 838 75 908

Results for the fourth quarter
and year ended 30 June 2013
Operating results – Year on Year
(US$/Imperial)
Year
Ended
South Africa
Hidden
Valley
Total
Continuing
Operations
Underground production
Surface production
Other
Total
South
Africa
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Jun-13
784
1 112
565
1 147
958
790
180
674
492
355
51
7 108
5 908
3 668
1 542
11 118
–
18 226
2 033
20 259
Jun-12
1 320 1 023 575 1 359 1 029 869 175 614 434 348 42 7 788 5 509 3 292 1 480 10 281 – 18 069 1 948 20 017
Gold produced
– oz
Jun-13
88 093
116 738
78 255
133 554
116 256
127 542
51 635
103 782
58 289
52 277
15 335
941 756
26 588
41 121
42 825
110 534
–
1 052 290
85 007
1 137 297
Jun-12
181 105 98 863 81 695 169 980 103 526 116 708 33 565 85 618 51 216 36 106 10 609 968 991 26 428 48 515 33 469 108 412 – 1 077 403 88 800 1 166 203
Yield
-g/tonne
Jun-13
0.112
0.105
0.139
0.116
0.121
0.161
0.287
0.154
0.118
0.147
0.301
0.132
0.005
0.011
0.028
0.010
–
0.058
0.042
0.056
Jun-12
0.137 0.097 0.142 0.125 0.101 0.134 0.192 0.139 0.118 0.104 0.225 0.124 0.005 0.015 0.023 0.011 – 0.060 0.046 0.058
Cash operating
costs
– $/oz
Jun-13
1 951
1 046
1 428
1 212
960
842
1 030
729
1 111
1 116
1 009
1 119
986
1 190
1 071
1 095
–
1 117
1 611
1 154
Jun-12
1 046 1 142 1 279 973 1 057 940 1 885 836 1 253 1 523 1 439 1 094 966 991 1 176 1 042 – 1 089 1 238 1 100
Cash operating
costs
– $/tonne
Jun-13
219
110
198
141
117
136
295
112
132
164
303
148
4
13
30
11
–
64
67
65
Jun-12
143 110 182 122 106 126 362 117 148 158 324 136 5 15 27 11 – 65 56 64
Gold sold
– oz
Jun-13
86 742
114 135
77 902
132 944
115 679
126 191
51 152
102 625
58 000
51 859
15 207
932 436
25 882
41 088
40 607
107 577
–
1 040 013
84 299
1 124 312
Jun-12 178 726 98 027 81 277 169 177 102 979 117 189 33 405 86 132 51 055 36 298 10 578 964 843 26 749 48 740 33 630 109 119 – 1 073 962 89 315 1 163 277
Revenue            -($’000)
Jun-13
137 477
183 066
124 984
213 869
185 886
203 388
81 322
164 584
93 483
83 573
24 383
1 496 015
41 397
65 609
64 689
171 695
–
1 667 710
134 779
1 802 489
Jun-12
298 671 165 271 136 953 285 644 173 652 196 397 54 601 144 750 86 454 60 799 16 147 1 619 339 44 939 81 974 56 931 183 844 – 1 803 183 149 787 1 952 970
Cash operating
costs
($’000)
Jun-13
171 864
122 121
111 760
161 928
111 653
107 398
53 181
75 645
64 762
58 343
15 467
1 054 122
26 212
48 919
45 858
120 989
–
1 175 111
136 905
1 312 016
Jun-12
189 403 112 935 104 462 165 463 109 402 109 651 63 266 71 589 64 185 54 979 13 604 1 058 939 25 537 48 085 39 357 112 979 – 1 171 918 109 960 1 281 878
Inventory
movement
($’000)
Jun-13
(3 702)
(3 977)
(411)
(172)
(1 169)
(1 177)
(1 508)
(1 514)
(455)
(708)
(176)
(14 969)
(715)
(534)
(3 164)
(4 413)
–
(19 382)
(462)
(19 844)
Jun-12
(4 149) (1 920) (1 124) (1 266) (819) 380 262 1 209 (577) 143 (221) (8 082) 443 1 430 646 2 519 – (5 563) (365) (5 928)
Operating costs
($’000)
Jun-13
168 162
118 144
111 349
161 756
110 484
106 221
51 673
74 131
64 307
57 635
15 291
1 039 153
25 497
48 385
42 694
116 576
–
1 155 729
136 443
1 292 172
Jun-12
185 254 111 015 103 338 164 197 108 583 110 031 63 528 72 798 63 608 55 122 13 383 1 050 857 25 980 49 515 40 003 115 498 – 1 166 355 109 595 1 275 950
Operating profit
($’000)
Jun-13
(30 685)
64 922
13 635
52 113
75 402
97 167
29 649
90 453
29 176
25 938
9 092
456 862
15 900
17 224
21 995
55 119
–
511 981
(1 664)
510 317
Jun-12
113 417 54 256 33 615 121 447 65 069 86 366 (8 927) 71 952 22 846 5 677 2 764 568 482 18 959 32 459 16 928 68 346 – 636 828 40 192 677 020
Capital
expenditure
($’000)
Jun-13
47 559
32 354
38 252
35 195
19 339
37 521
13 080
18 100
8 833
16 444
434
267 111
17 690
1 671
5 948
25 309
3 009
295 429
57 343
352 772
Jun-12
53 486 37 813 38 925 37 068 26 771 33 290 23 902 10 822 9 150 11 527 10 353 293 107 3 800 3 075 9 836 16 711 4 061 313 879 38 168 352 047

Results for the fourth quarter
and year ended 30 June 2013
CONDENSED CONSOLIDATED INCOME STATEMENTS
(US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2013
(Unaudited)
31 March
2013
(Unaudited)
30 June
2012
(Unaudited)
30 June
2013
(Unaudited)
30 June
2012
(Audited)
Continuing operations
Revenue 369 395 485 1 803 1 953
Cost of sales (653) (367) (409) (1 866) (1 561)
Production costs (301) (303) (325) (1 292) (1 276)
Amortisation and depreciation (53) (51) (67) (220) (247)
(Impairment)/reversal of impairment of assets (289) – 7 (310) 7
Other items (10) (13) (24) (44) (45)
Gross (loss)/profit
(284)
28
76
(63)
392
Corporate, administration and other expenditure (13) (14) (11) (53) (45)
Social investment expenditure (6) (3) (3) (14) (9)
Exploration expenditure (23) (18) (20) (76) (64)
Profit on sale of property, plant and equipment – 2 4 16 8
Other expenses – net (18) (15) (9) (40) (6)
Operating (loss)/profit
(344)
(20)
37
(230)
276
Reversal of impairment of investment in associate – – – – 7
Impairment of investments – (4) (18) (10) (19)
Net (loss)/gain on financial instruments (1) 2 1 20 11
Investment income 7 5 4 21 12
Finance cost (6) (7) (8) (29) (37)
(Loss)/profit before taxation
(344)
(24)
16
(228)
250
Taxation (26) (5) (24) (75) 16
Normal taxation 8 (14) (10) (31) (25)
Deferred taxation (34) 9 (14) (44) 41
Net (loss)/profit from continuing operations
(370)
(29)
(8)
(303)
266
Discontinued operations
Profit from discontinued operations – 16 22 36 75
Net (loss)/profit for the period
(370)
(13)
14
(267)
341
Attributable to:
Owners of the parent (370) (13) 14 (267) 341
(Loss)/earnings per ordinary share (cents)
(Loss)/earnings from continuing operations (86) (7) (2) (70) 61
Earnings from discontinued operations – 4 5 8 18
Total (loss)/earnings
(86)
(3)
3
(62)
79
Diluted (loss)/earnings per ordinary share (cents)
(Loss)/earnings from continuing operations (86) (7) (2) (70) 61
Earnings from discontinued operations – 4 5 8 18
Total diluted (loss)/earnings
(86)
(3)
3
(62)
79
The currency conversion average rates for the quarter ended: June 2013: US$1 = R9.45 (March 2013: US$1 = R8.92, June 2012: US$1 = R8.12).
For the year ended: June 2013: US$1 = R8.82 (June 2012: US$= R7.77).
The income statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2013
(Unaudited)
31 March
2013
(Unaudited)
30 June
2012
(Unaudited)
30 June
2013
(Unaudited)
30 June
2012
(Audited)
Net (loss)/profit for the period (370) (13) 14 (267) 341
Other comprehensive income/(loss) for the period, net of income tax 3 58 74 86 (595)
Foreign exchange translation 3 59 62 85 (607)
Movements on investments – (1) 12 1 12
Total comprehensive (loss)/income for the period
(367)
45
88
(181)
(254)
Attributable to:
Owners of the parent (367) 45 88 (181) (254)
The currency conversion average rates for the quarter ended: June 2013: US$1 = R9.45 (March 2013: US$1 = R8.92, June 2012: US$1 = R8.12).
For the year ended: June 2013: US$1 = R8.82 (June 2012: US$1 = R7.77).
The statement of comprehensive income for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.
All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.
Note on convenience translations
Except where specific statements have been extracted from the 2012 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 36 to 41.

Results for the fourth quarter
and year ended 30 June 2013
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$)
(Convenience translation)
Figures in million
At
30 June
2013
(Unaudited)
At
31 March
2013
(Unaudited)
At
30 June
2012
(Audited)
ASSETS
Non-current assets
Property, plant and equipment 3 287 3 787 4 003
Intangible assets 219 238 268
Restricted cash 4 4 4
Restricted investments 206 222 224
Deferred tax assets 10 71 59
Investments 15 15 18
Inventories 6 6 7
Trade and other receivables – 1 3
Total non-current assets
3 747
4 344
4 586
Current assets
Inventories 143 131 121
Trade and other receivables 116 161 152
Income and mining taxes 13 – 14
Cash and cash equivalents 209 336 216
481 628 503
Assets of disposal groups classified as held for sale – – 174
Total current assets
481
628
677
Total assets
4 228
4 972
5 263
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 2 837 3 074 4 036
Other reserves 348 368 (64)
Retained earnings 50 434 180
Total equity
3 235
3 876
4 152
Non-current liabilities
Deferred tax liabilities 303 352 378
Provision for environmental rehabilitation 200 213 227
Retirement benefit obligation 19 20 22
Other provisions 6 5 4
Borrowings 226 243 183
Total non-current liabilities
754
833
814
Current liabilities
Borrowings 29 31 38
Income and mining taxes – 10 –
Trade and other payables 210 222 213
239 263 251
Liabilities of disposal groups classified as held for sale – – 46
Total current liabilities
239
263
297
Total equity and liabilities
4 228
4 972
5 263
The balance sheet for June 2013 converted at a conversion rate of US$1 = R9.98 (March 2013: US$1 = R9.22, June 2012: US$1 = R8.21).
The balance sheet as at 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(US$)
for the year ended 30 June 2013 (Convenience translation)
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2012 2 838 245 331 3 414
Share-based payments (1) 27 – 26
Net loss for the period – – (237) (237)
Other comprehensive income for the period – 76 – 76
Dividends paid – – (44) (44)
Balance – 30 June 2013
2 837
348
50
3 235
Balance – 30 June 2011 4 033 519 (102) 4 450
Issue of shares 3 – – 3
Share-based payments – 12 – 12
Net profit for the period – – 341 341
Other comprehensive income for the period – (595) – (595)
Dividends paid – – (59) (59)
Balance – 30 June 2012
4 036
(64)
180
4 152
The currency conversion closing rates for the period ended 30 June 2013: US$1 = R9.98 (June 2012: US$1 = R8.21).
The statement of changes in equity for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Results for the fourth quarter
and year ended 30 June 2013
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2013
(Unaudited)
31 March
2013
(Unaudited)
30 June
2012
(Unaudited)
30 June
2013
(Unaudited)
30 June
2012
(Audited)
Cash flow from operating activities
Cash generated by operations 23 23 149 358 586
Interest and dividends received 5 4 2 16 10
Interest paid (4) (3) (5) (14) (18)
Income and mining taxes paid (14) (8) (20) (35) (33)
Cash generated by operating activities
10
16
126
325
545
Cash flow from investing activities
Restricted cash transferred from disposal group – 28 – – –
Proceeds on disposal of Evander – 142 – 143 –
Proceeds on disposal of investment in associate – – 4 – 28
Proceeds on disposal of Evander 6 and Twistdraai – – 15 – 15
Proceeds on disposal of Merriespruit South – – – 7 –
Purchase of investments (1) (4) – (10) –
Other investing activities – – (7) – (10)
Net additions to property, plant and equipment
1
(99) (94) (117) (421) (404)
Cash (utilised)/generated by investing activities
(100)
72
(105)
(281)
(371)
Cash flow from financing activities
Borrowings raised – – 43 77 188
Borrowings repaid (17) – (20) (38) (159)
Ordinary shares issued – net of expenses – – – – 3
Dividends paid – (24) (1) (49) (57)
Cash (utilised)/generated by financing activities
(17)
(24)
22
(10)
(25)
Foreign currency translation adjustments
(20)
(23)
(13)
(41)
(35)
Net (decrease)/increase in cash and cash equivalents (127) 41 30 (7) 114
Cash and cash equivalents – beginning of period 336 295 186 216 102
Cash and cash equivalents – end of period
209
336
216
209
216
1. Includes capital expenditure for Wafi-Golpu and other international projects of US$14 million in the June 2013 quarter (March 2013: US$17 million) June 2012: US$15 million) and
US$61 million in the 12 months ended 30 June 2013 (June 2012: US$40 million).
The currency conversion average rates for the quarter ended: June 2013: US$1 = R9.45 (March 2013: US$1 = R8.92, June 2012: US$1 = R8.12).
For the year ended: June 2013: US$1 = R8.82 (June 2012: US$1 = R7.77).
Closing balance translated at closing rates of: June 2013: US$1 = R9.98 (June 2012: US$1 = R8.21).
The cash flow statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Segment report
(US$/Imperial)
for the year ended 30 June 2013
Revenue
Production
cost
Production
profit/(loss)
Mining assets
(1)
Capital
expenditure
#
Ounces
produced*
Tons milled*
30 June
30 June
30 June
30 June
30 June
30 June
30 June
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Kusasalethu 137 299 168 185 (31) 114 344 397 48 53 88 093 181 105 784 1 320
Doornkop 183 165 118 111 65 54 338 394 32 38 116 738 98 863 1 112 1 023
Phakisa 125 137 111 103 14 34 455 542 38 39 78 255 81 695 565 575
Tshepong 214 286 162 164 52 122 388 450 35 37 133 554 169 980 1 147 1 359
Masimong 186 174 110 109 76 65 99 119 19 27 116 256 103 526 958 1 029
Target 1 203 196 106 110 97 86 271 322 38 33 127 542 116 708 790 869
Bambanani 106 71 67 77 39 (6) 88 115 14 34 66 970 44 174 231 217
Joel 165 145 74 73 91 72 29 26 18 11 103 782 85 618 674 614
Unisel 93 86 64 64 29 22 66 44 9 9 58 289 51 216 492 434
Target 3 84 61 58 55 26 6 46 42 16 12 52 277 36 106 355 348
Surface
All other surface operations 172 183 117 115 55 68 26 28 28 20 110 534 108 412 11 118 10 281
Total South Africa
1 668
1 803
1 155
1 166
513
637
2 150
2 479
295
313    1 052 290     1 077 403
18 226
18 069
International
Hidden Valley 135 150 137 110 (2) 40 394 682 57 38 85 007 88 800 2 033 1 948
Total international
135
150
137
110
(2)
40
394
682
57
38
85 007
88 800
2 033
1 948
Total continuing
operations
1 803
1 953
1 292
1 276
511
677
2 544
3 161
352
351    1 137 297     1 166 203
20 259
20 017
Discontinued operations
Evander 99 181 60 99 39 82 – 121 15 23 62 855 108 317 430 704
Total discontinued
operations
99
181
60
99
39
82
–
121
15
23
62 855
108 317
430
704
Total operations
1 902
2 134
1 352
1 375
550
759
2 544
3 282
367
374     1 200 152    1 274 520
20 689
20 721
(1)
Segment mining assets disclosures were previously not reported and are unaudited for the year ended 30 June 2013 and 30 June 2012.
#
Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$61 million (2012: US$40 million).
* Production statistics are unaudited.
The segment report for the year ended 30 June 2012 has been audited. The segment report for the year ended 30 June 2013 is unaudited.

Results for the fourth quarter
and year ended 30 June 2013
DEVELOPMENT RESULTS
(Metric)
Quarter ending June 2013
Channel
Reef
Meters
Sampled
Meters
Width
(Cm’s)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 406 396 8.36 158.77 1 327
B Reef 165 138 58.18 11.75 684
All Reefs
571
534
21.23
54.68
1 161
Phakisa
Basal 245 256 95.20 14.09 1 341
All Reefs
245
256
95.20
14.09
1 341
Doornkop
South Reef 438 399 42.96 18.84 809
All Reefs
438
399
42.96
18.84
809
Kusasalethu
VCR Reef 497 502 104.20 11.49 1 197
All Reefs
497
502
104.20
11.49
1 197
Total Target
(Incl. Target 1 & Target 3)
Elsburg 75 60 266.40 4.38 1 166
Basal 25 12 11.50 86.30 993
A Reef 33 34 73.71 11.72 864
B Reef
302 170 139.13 12.76 1 776
All Reefs
435
276
153.19
9.77
1 497
Masimong 5
Basal 582 510 43.24 15.33 663
B Reef 84 141 98.04 14.55 1 427
All Reefs
666
651
55.11
15.03
828
Unisel
Basal 292 216 207.40 6.79 1 409
Leader 464 410 217.42 6.33 1 376
Middle 64 26 189.00 10.14 1 917
All Reefs
820
652
212.97
6.61
1 409
Joel
Beatrix 303 297 150.00 14.65 2 197
All Reefs
303
297
150.00
14.65
2 197
Total Harmony
Basal 1 550 1 390 68.11 16.09 1 096
Beatrix 303 297 150.00 14.65 2 197
Leader 464 410 217.42 6.33 1 376
B Reef 551 449 101.35 13.13 1 331
A Reef 33 34 73.71 11.72 864
Middle 64 26 189.00 10.14 1 917
Elsburg 75 60 266.40 4.38 1 166
South Reef 438 399 42.96 18.84 809
VCR Reef 497 502 104.20 11.49 1 197
All Reefs
3 975
3 567
102.81
12.03
1 236
DEVELOPMENT RESULTS
(Imperial)
Quarter ending June 2013
Channel
Reef
Meters
Sampled
Meters
Width
(inch)
Value
(oz/t)
Gold
(In.oz/t)
Tshepong
Basal 1 332 1 299 3.00 5.08 15
B Reef 540 453 23.00 0.34 8
All Reefs
1 872
1 752
8.00
1.67
13
Phakisa
Basal
803 840 37.00 0.42 15
All Reefs
803
840
37.00
0.42
15
Doornkop
South Reef
1 438 1 309 17.00 0.55 9
All Reefs
1 438
1 309
17.00
0.55
9
Kusasalethu
VCR Reef
1 629 1 647 41.00 0.34 14
All Reefs
1 629
1 647
41.00
0.34
14
Total Target
(Incl. Target 1 & Target 3)
Elsburg 247 197 105.00 0.13 13
Basal 81 39 5.00 2.28 11
A Reef 108 112 29.00 0.34 10
B Reef 992 558 55.00 0.37 20
All Reefs
1 428
906
60.00
0.29
17
Masimong 5
Basal 1 909 1 673 17.00 0.45 8
B Reef
277 463 39.00 0.42 16
All Reefs
2 186
2 136
22.00
0.43
10
Unisel
Basal 959 709 82.00 0.20 16
Leader 1 521 1 345 86.00 0.18 16
Middle
210 85 74.00 0.30 22
All Reefs
2 690
2 139
84.00
0.19
16
Joel
Beatrix
995 974 59.00 0.43 25
All Reefs
995
974
59.00
0.43
25
Total Harmony
Basal 5 085 4 560 27.00 0.47 13
Beatrix 995 974 59.00 0.43 25
Leader 1 521 1 345 86.00 0.18 16
B Reef 1 809 1 473 40.00 0.38 15
A Reef 108 112 29.00 0.34 10
Middle 210 85 74.00 0.30 22
Elsburg 247 197 105.00 0.13 13
South Reef 1 438 1 309 17.00 0.55 9
VCR Reef
1 629 1 647 41.00 0.34 14
All Reefs
13 041
11 703
40.00
0.36
14
PRINTED BY INCE (PTY) LTD
W2CF16343

NOTES

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4
4
CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Msimang*^, K T Nondumo*^, V P Pillay *^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Henrika Basterfield
Investor Relations Manager
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 11 411 6020
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 14, 2013
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title:     Financial Director